voestalpine AG

voestalpine-Straße 1
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-DW
www.voestalpine.com

Rechtsform: Aktiengesellschaft
Sitz: Linz/Austria, FN 66209 t
beim Landes- als Handelsgericht Linz
DVR 0752533
UID Nr. ATU 36919607

RECEIVED
2008 SEP -9 A 8:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.

08004767

Linz, 2008-08-27

Attention: 82-35027

SUPPL

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Ad hoc news dated August 27, 2008

- Letter to Shareholders 1st Quarter 2008/09
- Aktionärsbrief 1. Qurtal 2008/09

- Media information dated August 27, 2008

PROCESSED
SEP 10 2008
THOMSON REUTERS

Sincerely,
voestalpine AG

Fleischer Peter

Peter Fleischer
Head of Investor Relations

voestalpine
EINEN SCHRITT VORAUS.

82-350 27

August 27, 2008

voestalpine AG

ADHOC-MELDUNG

voestalpine zum 1. Quartal 2008/09 mit neuen Höchstwerten

Der voestalpine-Konzern konnte in den ersten drei Monaten des Geschäftsjahres 2008/09 gegenüber dem ersten Quartal des Vorjahres seinen Wachstumskurs weiter fortsetzen und Umsatz und Ergebnis abermals auf ein neues Rekordniveau steigern.

Die Konjunkturentwicklung in den ersten drei Monaten des Geschäftsjahres 2008/09 stellte sich in nahezu allen für den voestalpine-Konzern wesentlichen Märkten und Kundenbranchen unverändert positiv dar.
Das Wiedererreichen des Vorjahresergebnisses erscheint aus heutiger Sicht - trotz einer gewissen Unsicherheit in Bezug auf die gesamtwirtschaftliche Entwicklung im letzten Quartal des Geschäftsjahres (1. Kalenderquartal 2009) - gut abgesichert.

voestalpine-Konzern in Zahlen

(gem. IFRS; in Mio. EUR)	Q1 2007/08* 1.4.07 - 30.6.07	**Q1 2008/09 1.4.08 - 30.6.08** *(inkl. ppa)****	Veränderung in %	Q1 2008/09 *pro forma* *(exkl. ppa)****
Umsatz	1.931,6	**3.255,0**	+68,5	*3.255,0*
EBITDA	407,1	**542,6**	+33,3	*575,6*
EBITDA-Marge in %	21,1	**16,7**		*17,7*
EBIT	314,3	**357,7**	+13,8	*448,0*
EBIT-Marge in %	16,3	**11,0**		*13,8*
Ergebnis vor Steuern	303,0	**302,8**	-0,1	*393,1*
Ergebnis nach Steuern**	242,1	**240,3**	-0,7	*304,6*
Gewinn je Aktie (in EUR)***	1,56	**1,36**		*1,72*

* Rückwirkend angepasst
** Vor Minderheitsanteilen und Hybridkapitalzinsen
*** Der fortgeführten Geschäftsbereiche
**** Mit bzw. ohne buchtechnische Effekte aus der purchase price allocation BÖHLER-UDDEHOLM (IFRS 3)

Details zum Quartalsergebnis finden Sie auf unserer Homepage www.voestalpine.com beziehungsweise steht Ihnen unsere Investor Relations Abteilung unter +43/50304/15-9949 für Fragen zur Verfügung.

voestalpine
ONE STEP AHEAD.

New record figures for voestalpine in the first quarter 2008/09

During the first three months of the business year 2008/09, voestalpine Group continued its growth path as compared to the 1st quarter of the previous year, with revenues and profits soaring to new heights.

The development of the economy of all major key markets and customer industries of voestalpine Group remained positive throughout the first quarter of the business year 2008/09.
From today's point of view, achieving last year's earnings levels seems very well secured – despite some uncertainties about the general development of the global economy.

Key figures of voestalpine Group

(acc. IFRS; in EURm)	Q1 2007/08* 1.4.07 - 30.6.07	**Q1 2008/09 1.4.08 - 30.6.08** *(incl. ppa)****	Change in %	Q1 *2008/09 pro forma (excl. ppa)****
Revenue	1,931.6	**3,255.0**	+68.5	*3,255.0*
EBITDA	407.1	**542.6**	+33.3	*575.6*
EBITDA margin in %	21.1	**16.7**		*17.7*
EBIT	314.3	**357.7**	+13.8	*448.0*
EBIT margin in %	16.3	**11.0**		*13.8*
Profit before tax	303.0	**302.8**	-0.1	*393.1*
Profit for the period**	242.1	**240.3**	-0.7	*304.6*
EPS (in EUR)***	1.56	**1.36**		*1.72*

* Retrospective adjustment
** Before minority interest and hybrid capital coupons
*** From continuing operations
**** With respectively without accounting effects from purchase price allocation BÖHLER-UDDEHOLM (IFRS 3)

More information on the 1st quarter result is available on our website www.voestalpine.com or please contact our Investor Relations-Team +43/50304/15-9949.

voestalpine
ONE STEP AHEAD.

Medieninformation

RECEIVED
2008 SEP -9 A 8:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27. August 2008

voestalpine zum 1. Quartal 2008/09 mit neuen Höchstwerten

- **Umsatzerlöse stiegen um zwei Drittel von 1,9 Mrd. EUR auf 3,3 Mrd. EUR**
- **Unbeeinflusstes EBIT (Ergebnis der betrieblichen Tätigkeit vor PPA) um 42,5 % von 314 Mio. EUR auf 448 Mio. EUR erhöht**
- **Ausblick: Wiedererreichen des Vorjahresergebnisses aus heutiger Sicht gut abgesichert**

Der voestalpine-Konzern konnte in den ersten drei Monaten des Geschäftsjahres 2008/09 gegenüber dem ersten Quartal des Vorjahres seinen Wachstumskurs weiter fortsetzen und Umsatz, Ergebnis und Mitarbeiter abermals auf ein neues Rekordniveau steigern. Der Umsatz kletterte um 68,5 % auf 3.255 Mio. EUR, das Ergebnis der betrieblichen Tätigkeit vor Abschreibungen (EBITDA) erreichte mit 575,6 Mio. EUR ein neues All-time-high. Das operative Ergebnis verbesserte sich gegenüber dem Vorjahr um 42,5 % auf 448,0 Mio. EUR. Selbst nach Anwendung der – nur buchtechnisch relevanten – Kaufpreisallokation für BÖHLER-UDDEHOLM (Purchase-Price-Allocation, PPA) ergibt sich für das EBIT eine Steigerung um 13,8 % auf 357,7 Mio. EUR. Der Nettogewinn (Ergebnis nach Steuern) lag mit 304,6 Mio. EUR um rund ein Viertel über dem Vorjahreswert (242,1 Mio. EUR), unter Berücksichtigung der PPA beträgt der Jahresüberschuss 240,3 Mio. EUR.

„Wer in den letzten Monaten die Berichterstattung in den internationalen Wirtschaftsmedien verfolgt, muss den Eindruck gewinnen, dass die Welt kurz vor dem wirtschaftlichen Kollaps steht. Für den überwiegenden Teil der Weltwirtschaft ergibt sich bei rationaler Betrachtung jedoch ein deutlich anderer Befund, nämlich dass nach einigen Jahren unerwartet dynamischen Wachstums in vielen Regionen derzeit wieder so etwas wie Normalität einkehrt", sagt Wolfgang Eder, Vorstandsvorsitzender der voestalpine AG.

Die Konjunkturentwicklung in den ersten drei Monaten des Geschäftsjahres 2008/09 stellte sich in nahezu allen für den voestalpine-Konzern wesentlichen Märkten und Kundenbranchen unverändert positiv dar. Die anhaltend gute Nachfrage aus den wichtigsten Kundensegmenten – insbesondere der Automobilindustrie, dem Nutzfahrzeugbau, dem Bahnbau, der Energieindustrie, sowie dem Stahl- und Maschinenbau – setzte sich im ersten Quartal uneingeschränkt fort.

Den Nachteilen der Dollarschwäche gegenüber dem Euro bei Direktexporten von Konzernunternehmen in den Dollarraum stehen konzernal betrachtet entsprechende Vorteile aus in Dollar getätigten Rohstoffeinkäufen gegenüber. Dennoch stellen die kontinuierlich steigenden Rohstoffkosten neben der Sorge über eine nicht nur in einzelnen Regionen, sondern auf breiter Front erfolgende Abschwächung der Konjunktur und eines verstärkten Inflationsrisikos aktuell die größten Bedrohungsfaktoren für die kommenden Quartale dar.

Der Geschäftsverlauf des ersten Quartals im Detail

Im ersten Quartal des Geschäftsjahres 2008/09 legte der Umsatz des voestalpine-Konzerns um 1.323,4 Mio. EUR (+ 68,5 %) von 1.931,6 Mio. EUR auf 3.255 Mio. EUR zu. Der mehrheitliche Zuwachs mit 1.017,1 Mio. EUR ist auf den Umsatzbeitrag der seit 1. Juli 2007 konsolidierten Division Edelstahl zurückzuführen. Aber auch alle anderen Divisionen konnten Umsatzausweitungen gegenüber dem Vorjahr verzeichnen. Aufgrund weiterer Erlös- als auch Mengensteigerungen konnte die Division Stahl die deutlichste Umsatzsteigerung auf 1.174,7 Mio. EUR (+ 21,8 % gegenüber dem Vorjahr) verzeichnen. Dicht gefolgt mit einem Plus von 21,6 % stiegen in der Division Profilform die Umsätze von 280,6 Mio. EUR auf 341,2 Mio. EUR. Davon entfallen rund 40 Mio. EUR akquisitionsbedingt auf die Ausweitung der Geschäftstätigkeit in Nord- und Südamerika. Die Division Automotive konnte ihre Umsätze aufgrund der sehr hohen Auftragseingänge im abgelaufenen Geschäftsjahr um 12,4 % auf 259,2 Mio. EUR steigern. Die Weitergabe der gestiegenen Rohstoffpreise führte in der Division Bahnsysteme zu einem Umsatzanstieg von 7,7 % auf 630,7 Mio. EUR.

Das unbeeinflusste operative Ergebnis (EBIT) verbesserte sich gegenüber dem Vorjahr um 42,5 % von 314,3 Mio. EUR auf 448,0 Mio. EUR. Nach Anwendung der PPA ergibt sich eine Steigerung um nur 13,8 % auf 357,7 Mio. EUR, da sich dadurch das EBIT der Division Edelstahl gegenüber 124,1 Mio. EUR auf Stand-alone-Basis auf 33,8 Mio. EUR reduziert. Die dennoch zu verzeichnende Verbesserung des operativen Ergebnisses wurde durch neue Rekordwerte in den Divisionen Stahl, Edelstahl, Profilform und Automotive möglich. Auch die Division Bahnsysteme konnte annähernd an das Rekordquartalsergebnis des Vorjahres anschließen. Auch das Ergebnis nach Steuern (Jahresüberschuss) stieg vor PPA um 25,8 % von 242,1 Mio. EUR auf 304,6 Mio. EUR. Nach Anwendung der PPA blieb es mit 240,3 Mio. EUR nahezu konstant.

Zum 30. Juni 2008 beschäftigte der voestalpine-Konzern 42.088 Mitarbeiter (ohne Lehrlinge). Dies entspricht gegenüber dem Vergleichswert des Vorjahres (25.031) einem – überwiegend durch die

Akquisition der BÖHLER-UDDEHOLM-Gruppe bedingten – Anstieg um 68,1 %.

Squeeze-out-Verfahren BÖHLER-UDDEHOLM

Nach Überschreiten der Stimmrechtsschwelle von 90% bei der BÖHLER-UDDEHOLM AG im März 2008 hat die voest-alpine AG die notwendigen Schritte für den Ausschluss der Minderheitsaktionäre nach dem Gesellschafterausschlussgesetz eingeleitet („Squeeze-out"). In der am 23. Juni 2008 abgehaltenen ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM AG wurde der Squeeze-out-Beschluss gefasst, der die Voraussetzung für die Übernahme sämtlicher BÖHLER-UDDEHOLM-Aktien durch die voestalpine AG darstellt. Gegen diesen Beschluss der Hauptversammlung der BÖHLER-UDDEHOLM AG hat die Convisor Consulting Ltd., eine auf den Turks and Caicos Islands registrierte Gesellschaft, eine Klage wegen Anfechtung und Nichtigkeit dieses Ausschlussbeschlusses beim Handelsgericht Wien eingebracht. Zur voraussichtlichen Dauer dieses Gerichtsverfahrens können aus heutiger Sicht noch keine Aussagen getroffen werden.

Voraussetzung für die Bezahlung des von der Hauptversammlung der BÖHLER-UDDEHOLM AG beschlossenen Abfindungsbetrages von EUR 70,26 je Aktie an die Minderheitsaktionäre ist die Eintragung des Ausschlussbeschlusses in das Firmenbuch beim Handelsgericht Wien. Auf Grund der Anfechtungsklage der Convisor Consulting Ltd. hat nunmehr das zuständige Gericht zu entscheiden, ob eine Eintragung des Ausschlussbeschlusses in das Firmenbuch vor rechtskräftiger Entscheidung über diese Klage erfolgt oder nicht. Wie weit es zu einer derartigen Unterbrechung des Eintragungsverfahrens über den Squeeze-out kommt oder nicht, entscheidet das Firmenbuchgericht voraussichtlich im September 2008.

Ausblick für das Geschäftsjahr 2008/09

Der voestalpine Konzern ist in den nächsten Monaten weiterhin durch eine stabile Vollauslastung in allen wesentlichen Geschäftsbereichen geprägt. Darüber hinaus erscheint auch das aktuelle Erlösniveau jedenfalls bis zum Ende des Kalenderjahres in allen fünf Divisionen gut abgesichert; die Division Stahl wird aufgrund erfolgreicher Neuverhandlungen des überwiegenden Teiles der längerfristigen Verträge gegenüber dem 1. Quartal sogar leicht steigende Erlöse ausweisen. Abgesehen von saisonalen Effekten während der Sommermonate erwartet auch die Division Edelstahl bis auf weiteres ein Anhalten der Geschäftsentwicklung auf dem sehr guten Niveau der letzten Quartale. Für die Division Bahnsysteme stellt sich die Situation ähnlich dar, allerdings wird dort das gänzliche Durchstellen der Rohstoffkostenerhöhungen des vergangenen Frühjahres an die Kunden in einzelnen Geschäftssegmenten erst im weiteren Verlauf des Geschäftsjahres

möglich sein. In ihren Kernmärkten (mit Ausnahme Großbritanniens) ebenfalls anhaltend dynamisch verläuft die Geschäftsentwicklung der Division Profilform, in der die rohstoffkostenbedingte Erhöhung der Stahlpreise zügig an den Markt weitergegeben werden konnte. Die Division Automotive sieht trotz der stark gestiegenen Vormaterialpreise und des Kostendruckes seitens der Automobilindustrie ihr Ziel einer weiteren Ergebnisverbesserung gegenüber dem Vorjahr nicht in Frage gestellt.

Vor dem Hintergrund einer für den voestalpine-Konzern stabilen Entwicklung in den Divisionen Edelstahl, Bahnsysteme und Profilform sowie tendenziell steigenden Ergebnissen in den Divisionen Stahl und Automotive erscheint trotz einer gewissen Unsicherheit in Bezug auf die gesamtwirtschaftliche Entwicklung im letzten Quartal des Geschäftsjahres (1. Kalenderquartal 2009) das Wiedererreichen des Vorjahresergebnisses aus heutiger Sicht gut abgesichert.

Rückfragehinweis
voestalpine AG
Konzernkommunikation
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. +43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

Media information

August 27, 2008

New record figures for voestalpine in the first quarter 2008/09

- **Revenue rise by two thirds from EUR 1.9 billion to EUR 3.3 billion**
- **Undistorted profit from operations (EBIT before ppa) increased by 42.5% from EUR 314 million to EUR 448 million**
- **Outlook: Good visibility that previous year's earnings will be matched**

During the first three months of the business year 2008/09, the voestalpine Group continued its growth as compared to the first quarter of the previous year, with revenues, profit, and employee numbers soaring to new heights. Sales revenue rose by 68.5% to EUR 3,255 million. At EUR 575.6 million, the profit from operations before depreciation (EBITDA) reached an all-time high. Profit from operations (EBIT) went up by 42.5% compared to the previous year to EUR 448.0 million. Even after the solely accounting adjustments of the purchase price allocation (PPA) for BÖHLER-UDDEHOLM, the increase is 13.8% to EUR 357.7 million. The profit after tax (net income) also went up by a quarter from EUR 242.1 million to EUR 304.6 million. After PPA, the profit after tax remained almost unchanged at EUR 240.3 million.

"Anyone who has been following the reports in the international business media in recent months must have the impression that the world is on the brink of economic collapse. For the greater part of the global economy, however, rational examination results in a very different diagnosis, namely that after a number of years of unexpectedly dynamic growth, it's back to business as usual in many regions of the world", says Wolfgang Eder, CEO of voestalpine AG.

During the first three months of the 2008/09 financial year, the development of the economy in the key markets and customer industries of the voestalpine Group remained positive. Ongoing high demand from the key customer sectors, in particular the automotive industry, commercial vehicle production, the railway sector, the energy industry, as well as the steel and machine construction sector, continued unabated during the first quarter.

The disadvantages of the weakness of the dollar vis-à-vis the euro relative to direct exports by Group companies to the U.S. is – seen Group wide – offset by advantages resulting from purchases of raw materials invoiced in U.S. dollars. Nevertheless, the continuing rise of raw materials costs, in addition to concerns about a not only regional, but global weakening of the economy and an increased risk of inflation, currently represent the major risk factors for the upcoming quarters.

Business development in the first quarter

In the 1st quarter of the 2008/09 financial year, the revenues of the voestalpine Group went up by EUR 1,323.4 million (+ 68.5%) from EUR 1,931.6 million to EUR 3,255 million. The majority of the revenue increase of EUR 1,017.1 million is the result of the consolidation of the Special Steel Division, which occurred on July 1, 2007. But all the other divisions also recorded higher revenues as compared to the previous year. As a result of continuing growth in both revenues and quantities, the Steel Division recorded the most significant increase in sales revenues, which climbed to EUR 1,174.7 million (+ 21.8% compared to the previous year). Closely following it with a plus of 21.6%, the revenues in the Profilform Division rose from EUR 280.6 million to EUR 341.2 million. Roughly EUR 40 million of this amount is derived from acquisitions carried out within the scope of expanding business activities in North and South America. The Automotive Division increased its revenues in comparison to the 1st quarter of the previous year by 12.4% to EUR 259.2 million due to a very high level of incoming orders during the past financial year. Passing on higher raw materials prices to customers resulted in an increase in revenues in the Railway Systems Division of 7.7% to EUR 630.7 million.

The undistorted profit from operations (EBIT) went up by 42.5% compared to the previous year, increasing from EUR 314.3 million to EUR 448.0 million. After PPA, the increase is 13.8% to EUR 357.7 million, as it only includes the Special Steel Division EBIT of EUR 33.8 million (EUR 124.1 million on a stand-alone basis). The new record figures achieved by the Steel, Special Steel, Profilform, and Automotive Divisions resulted in the significant improvement of the profit from operations. The Railway Systems Division almost matched its record quarterly result of the previous year. After the exclusively accounting effects of the PPA, the profit after tax (net income) also went up by 25.8% from EUR 242.1 million to EUR 304.6 million. After PPA, the profit after tax remained almost unchanged at EUR 240.3 million.

As of June 30, 2008, the voestalpine Group had 42.088 employees (excl. apprentices). Compared to last year's figure (25,031), this corresponds to an increase of 68.1%, due primarily to the acquisition of the BÖHLER-UDDEHOLM Group.

Status of the BÖHLER-UDDEHOLM squeeze-out procedure

After passing the 90% BÖHLER-UDDEHOLM AG voting threshold in March 2008, voestalpine AG initiated the steps necessary under the Minority Shareholders Squeeze-Out Act (Gesellschafterausschlussgesetz) for a squeeze-out of the minority shareholders. In the BÖHLER-UDDEHOLM AG Annual General meeting on June 23, 2008, the squeeze-out resolution was adopted, creating the necessary prerequisite for a takeover of all BÖHLER-UDDEHOLM shares by voestalpine AG. Convisor Consulting Ltd., a company registered on the Turks and Caicos Islands,

has brought a legal action before the Commercial Court (Handelsgericht) Vienna against this resolution by the BÖHLER-UDDEHOLM AG Annual General Meeting, contesting this squeeze-out resolution as invalid. Seen from the current perspective, no statements about the probable duration of this legal proceeding can be made.

The pre-condition for payment of the settlement amount of EUR 70.26 per share to the minority shareholders resolved by the BÖHLER-UDDEHOLM AG Annual General Meeting is registration of the squeeze-out resolution in the Commercial Register at the Commercial Court Vienna. Based on the legal challenge brought forth by Convisor Consulting Ltd., the appropriate court must decide if registration of the squeeze-out resolution in the Commercial Register can take place prior to a legally valid finding in this proceeding. The Commercial Court is expected to rule in September 2008 to what extent the registration process relative to the squeeze-out will be delayed.

Outlook for the business year 2008/09

For the next several months, the voestalpine Group will continue to have a stable and full utilization of capacity in all of the key business sectors. Beyond that time period, prospects are very good that the order situation will sustain the current level of sales revenues in all five divisions at least until the end of the calendar year. As the majority of its long-term contracts have been successfully renegotiated, the Steel Division will even post slightly higher revenues as compared to the 1st quarter. Apart from the seasonal effects during the summer months, the Special Steel Division is anticipating that business development, which has been sustained at an excellent level during the past quarters, will be maintained. The situation is similar for the Railway Systems Division, however, it will not be possible to pass on all of the raw materials increases that were implemented last spring to customers in individual business segments until later on in the financial year. Business development is continuing its dynamic course in the core markets (with the exception of Great Britain) of the Profilform Division, where the higher steel prices, which have gone up due to raw materials increases, have been quickly passed on the market. Despite sharply higher prematerial prices and cost pressure from the automobile industry, the Automotive Division is confident of achieving its goal of yet another improvement in earnings as compared to the previous year.

Against the backdrop of stable development for the voestalpine Group in the Special Steel, Railway Systems, and Profilform Divisions and the uptrend in earnings in the Steel and Automotive Divisions, from today's perspective the outlook is good that the previous year's earnings will be matched, despite some degree of uncertainty with regard to overall economic development in the last quarter of the financial year (1st calendar quarter 2009).

For further information please contact:
voestalpine AG
Corporate Communications
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. + 43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

Reaching new Dimensions.
Combining common Strengths
and broadening Perspectives.
Expanding leading Positions and
entering new Markets. Meeting
Challenges to create Values.

Letter to Shareholders 1st Quarter 2008/09

voestalpine
ONE STEP AHEAD

www.voestalpine.com

voestalpine Group Key Figures

In millions of euros	1 Q 2007/08[2] 04/01–06/30/2007	1 Q 2008/09 04/01–06/30/2008	Change in %	1 Q 2008/09 (pro-forma, pre ppa)[1]
Revenue	1,931.6	3,255.0	68.5	3,255.0
EBITDA	407.1	542.6	33.3	575.6
EBITDA margin (in %)	21.1	16.7		17.7
EBIT	314.3	357.7	13.8	448.0
EBIT margin (in %)	16.3	11.0		13.8
Profit before tax	303.0	302.8	–0.1	393.1
Profit for the period from continuing operations	242.9	241.2	–0.7	305.5
Profit for the period[3]	242.1	240.3	–0.7	304.6
Earnings per share from continuing operations (euros)	1.56	1.36	–12.8	1.72
Investments	2,291.3	202.2	–91.2	
Depreciation	92.8	184.9	99.2	127.7
Equity	3,127.9	4,637.4	48.3	
Net financial debt	2,716.7	3,571.0	31.4	
Net financial debt in % of equity (gearing ratio)	86.9	77.0		
Employees excl. apprentices	25,031	42,088	68.1	
Capital Employed	4,176.5	8,946.5	114.2	

[1] Explanatory remarks on the purchase price allocation (PPA): The BÖHLER-UDDEHOLM Group has been consolidated since July 1, 2007 as the Special Steel Division of voestalpine AG. In the course of the initial consolidation a purchase price allocation was performed in accordance with the provisions of IFRS 3 (in this regard, please refer to the explanatory remarks on the inside cover page of the 2007/08 Annual Report).

This is the reason why, in the present quarterly statement of the voestalpine Group, the recorded earnings of the Special Steel Division differ substantially from the concurrently published result of BÖHLER-UDDEHOLM AG. A significantly smaller impact on earnings is expected in future reporting periods, due to the gradual elimination of short-term effects. Free cash flow for the Special Steel Division will not be affected by the impact of the PPA, which is solely an accounting adjustment.

As the PPA distorts the picture regarding actual developments, the above key figures table also includes pro forma figures for the voestalpine Group excluding the PPA and effects that are shown solely for accounting purposes.

[2] Last year's figures were retrospectively adjusted.

[3] Before minority interests and hybrid capital interest.

Ladies and Gentlemen!

Anyone who has been following the reports in the international business media in recent months must have the impression that the world is on the brink of economic collapse. No doubt it is correct that individual economic regions are indeed facing recessive developments—not least because their financial markets lack a certain risk awareness. For the greater part of the global economy, however, rational examination results in a very different diagnosis, namely that after a number of years of unexpectedly dynamic growth, it's back to business as usual. After all, it would be presumptuous to expect that Western Europe, the region with the highest living standard in the world, would be capable of maintaining economic growth of 3% and more for years and years. Therefore, it does not reflect a true sense of reality and responsibility to depict a slowdown in economic growth to 1.5% to 2.5% annually—figures that are realistically sustainable in the long term—as a disaster scenario, something that is a common occurrence today and that is currently being conveyed especially powerfully by the reactions of the capital markets.

Just so that there are no misunderstandings—there are doubtless some greater challenges on the horizon for business and industry than was the case in the last few years, but there is no reason to fall into a depression. The return to normality should instead be viewed as an opportunity to critically revisit structures and cost position.

It is particularly at the cost end that the voestalpine Group never neglected the consistent implementation and enhancement of its streamlining and optimization programs during the past boom years. For the current financial year alone, the anticipated savings from these activities are EUR 180 million. An additional new cost optimization project in the purchasing sector should make it possible to realize savings of more than EUR 200 million in the 2008/09 financial year as compared to the previous year.

One year after the takeover of the BÖHLER-UDDEHOLM Group, one could ask to what extent the success of this acquisition might have covered up any weaknesses of the "old" voestalpine Group. Any such fears are unfounded, as a "stand-alone analysis" (comparison of the quarters without taking BÖHLER-UDDEHOLM into account) shows. Both EBITDA and EBIT of the "old" voestalpine Group are about 3% above the comparative figures of the previous year, which means that last year's record figures went up, even without taking BÖHLER-UDDEHOLM into consideration. And this is also the most convincing evidence that it was possible to more than compensate the enormous cost increases for raw materials through the cost optimization programs mentioned earlier and by appropriate pricing models on the market.

Linz, August 27, 2008

The Management Board

W. Eder | F. Hirschmanner | J. Mülner

R. Ottel | C. J. Raidl | W. Spreitzer

Overview of business performance[1,2]

During the past quarter, the voestalpine Group achieved **new record figures** relative to **revenues**, **profit**, and **employees**. As compared to the 1st quarter of the previous year, during the first three months of the 2008/09 financial year, the most important key figures changed as follows:

- **Revenue** rose by 68.5% from EUR 1,931.6 million to **EUR 3,255 million**.
- **EBITDA** (profit from operations before depreciation), which was **not affected** by the purchase price allocation (PPA) resulting from the acquisition of BÖHLER-UDDEHOLM improved by 41.4% from EUR 407.1 million to **EUR 575.6 million**; taking the PPA into account, this results in an increase by 33.3% to EUR 542.6 million. During the first quarter, the effects of the PPA of EUR 33 million on EBITDA were incurred for the last time. The **EBITDA margin** declined compared to the previous year from 21.1% to **17.7%**, reflecting the higher revenues that resulted from the increased raw materials costs being passed on to customers. The effects of the PPA resulted in an additional decline to 16.7%.
- **Without the PPA, EBIT** (profit from operations) rose during the first three months by 42.5% from EUR 314.3 million to **EUR 448.0 million**. The decline in the **EBIT margin** from 16.3% to **13.8%** was also largely the result of passing on the higher raw materials prices. Taking the PPA into account, the first quarter shows an increase in the operating result of 13.8% to EUR 357.7 million, thus resulting in an EBIT margin of 11.0%.
- In the first three months of the 2008/09 financial year, the **profit before tax (EBT)—without** taking the **PPA effects** into account—rose by 29.7% from EUR 303 million to **EUR 393.1 million**. The corresponding figure after PPA is EUR 302.8 million.
- At **EUR 304.6 million**, the **profit for the period** (net income)[3] was 25.8% above last year's figure (EUR 242.1 million); taking the PPA into account, net income is EUR 240.3 million.

[1] In this regard, please refer to the explanatory remarks on the purchase price allocation (PPA) on the inside cover page.
[2] Last year's figures were retrospectively adjusted.
[3] Before minority interests and hybrid capital interest.

- The **earnings per share** for the first quarter of the current financial year come to **EUR 1.72** (resp. EUR 1.36 after PPA), thus going up as compared to the 1st quarter 2007/08 by 10.3% (resp. dropping by 12.8% after PPA).

- As compared to the same quarter of the previous year, **equity** rose by 48.3% from EUR 3,127.9 million to **EUR 4,637.4 million.** This increase is predominantly due to the hybrid bond issued in October 2007 to refinance the BÖHLER-UDDEHOLM acquisition, which had a volume of EUR 1 billion and which took effect in the 3rd quarter of the financial year in accordance with IAS 32 (equity nature of such bonds). Concurrently, as a result of the purchase of additional shares of BÖHLER-UDDEHOLM AG, the net financial debt increased from EUR 2,716.7 million to EUR 3,571 million. Accordingly, this resulted in a **gearing ratio** (net financial debt in percent of equity) of **77%** as of the end of the 1st quarter of 2008/09. Thus it is just under 10 percentage points lower than last year's comparative figure (86.9%).

- As of June 30, 2008, the voestalpine Group had **42.088 employees** (excl. apprentices). Compared to last year's figure (25,031), this corresponds to an increase of 68.1% or 17,057 employees, due primarily to the acquisition of the BÖHLER-UDDEHOLM Group.

- **Crude steel production** of the voestalpine Group during the 1st quarter of 2008/09 was **2.03 million tons**. The increase of 17.3% over the previous year (1.73 million tons) was due largely to the inclusion of the Special Steel Division (240,000 tons). Additionally, however, both the Steel Division, with 1.38 million tons (plus 3.0%), and the Railway Systems Division, with 410,000 tons (plus 2.5%), recorded production figures that were above those of the previous year.

Interim Management Report

Economic environment

During the first three months of the 2008/09 financial year, the development of the economy in the key markets and customer industries of the voestalpine Group remained positive. Ongoing high demand from the key customer sectors, in particular the automotive industry, commercial vehicle production, the railway sector, the energy industry, as well as the steel and machine construction sector, continued unabated during the 1st quarter. Viewed geographically, the trend was fostered by the economy in Germany, the Benelux countries, and Northern Europe, which continues to be intact; however, the primary engine was stable growth in Central and Eastern Europe. The marked economic downturn in the Western and Southern EU member states (Great Britain, France, Spain, Italy) has affected the voestalpine Group only in individual cases thus far. Among the key overseas markets, the economy in the USA and Japan is considerably weaker than it was last year, while in Brazil, the economic recovery has experienced another uptrend.

The disadvantages of the weakness of the dollar vis-à-vis the euro relative to direct exports by Group companies to the U.S. is—seen Group-wide—offset by advantages resulting from purchases of raw materials invoiced in U.S. dollars. Nevertheless, the continuing rise of raw materials costs, in addition to worries about a global weakening of the economy and an increased risk of inflation, currently represent the major risk factors for the upcoming quarters.

Business Development of the voestalpine Group[1,2]

During the first three months, the voestalpine Group continued its growth as compared to the 1st quarter of the previous year, with revenues, profit, and employee numbers soaring to new heights.

In the 1st quarter of the 2008/09 financial year, the revenues of the Group went up by EUR 1,323.4 million (+ 68.5%) from EUR 1,931.6 million to EUR 3,255 million. The revenue increase of EUR 1,017.1 million is the result of the consolidation of the Special Steel Division, which occurred on July 1, 2007. But all the other divisions also recorded higher revenues as compared to the previous year. As a result of continuing growth in both revenues and quantities, the Steel Division recorded the most significant increase in sales revenues at 21.8%, which climbed to EUR 1,174.7 million, closely followed by a plus of 21.6% in the Profilform Division, whose revenues rose from EUR 280.6 million to EUR 341.2 million. Roughly EUR 40 million of this amount is derived from acquisitions carried out within the scope of expanding business activities in

North and South America. The Automotive Division increased its revenues in comparison to the 1st quarter of the previous year by 12.4% to EUR 259.2 million due to a very high level of incoming orders during the past financial year. The fact that the higher raw materials prices were passed on to customers was the primary reason why revenues in the Railway Systems Division increased by 7.7% to EUR 630.7 million.

At EUR 575.6 million, the undistorted profit from operations before depreciation (EBITDA) reached an all-time high. This corresponds to a gain compared to the previous year (EUR 407.1 million) of 41.4%, with the Railway Systems Division's EBITDA remaining at last year's level and increases in all other divisions. Even when taking the BÖHLER-UDDEHOLM AG PPA effects into account, the increase in EBITDA is 33.3% to EUR 542.6 million. The purchase price allocation of EUR 33 million in the 1st quarter affected EBITDA for the last time.

The undistorted profit from operations (EBIT) went up by 42.5% compared to the previous year, increasing from EUR 314.3 million to EUR 448.0 million. After PPA, the increase is only 13.8% to EUR 357.7 million, as this reduces the Special Steel Division EBIT to EUR 33.8 million as compared to EUR 124.1 million on a stand-alone basis. Nevertheless, the new record figures achieved by the Steel, Special Steel, Profilform, and Automotive Divisions made the improvement of the profit from operations possible. The Railway Systems Division almost matched its record quarterly result of the previous year.

The decline of the EBITDA and EBIT margins before PPA from 21.1% to 17.7% resp. from 16.3% to 13.8% is largely the consequence of passing the increased raw materials costs on to the market, resulting in higher revenues. When taking the (solely accounting) effects of the PPA into consideration, the EBTIDA and EBIT margins decline from 21.1% to 16.7% resp. from 16.3% to 11.0%.

The undistorted profit before tax (EBT) recorded a strong gain as a consequence of the operating result that rose steeply by 29.7% from EUR 303 million to EUR 393.1 million. Even after PPA, EBT was at the previous year's level, at EUR 302.8 million. The profit after tax (net income)[3] also went up by 25.8% from EUR 242.1 million to EUR 304.6 million before PPA. After PPA, it remained almost unchanged at EUR 240.3 million.

For the first three months, the undistorted earnings per share (EPS) were EUR 1.72 (after PPA: EUR 1.36 per share) and are thus 10.3% higher (resp. 12.8% lower after PPA) than the first three months of the previous year (EUR 1.56).

[1] In this regard, please refer to the explanatory remarks on the purchase price allocation (PPA) on the inside cover page.
[2] Last year's figures were retrospectively adjusted.
[3] Before minority interests and hybrid capital interest.

Seen individually, the 1st quarter of 2008/09 in the five divisions of the voestalpine Group can be presented as follows:

Steel Division

In millions of euros	1 Q 2007/08 04/01–06/30/2007	1 Q 2008/09 04/01–06/30/2008	Change in %
Revenue	964.7	1,174.7	21.8
EBITDA	235.8	240.8	2.1
EBITDA margin (in %)	24.4	20.5	
EBIT	186.8	188.7	1.0
EBIT margin (in %)	19.4	16.1	
Employees excl. apprentices	9,621	9,889	2.8

The business development of the *Steel Division* was characterized by a stable and high level of demand from all customer industries, while inventory and imports remained low. During the 1st quarter of the financial year, the division experienced a continuing positive trend, not only in its largest segment of quality flat steel products, but in all other segments—heavy plate, foundry, the Steel Service Center, and customer-specific pre-processing—as well.

The raw materials costs, which rose considerably as of April 1, were largely passed on to the market, although it was not possible to complete this process in the 1st quarter because of long-term supply contracts. The corresponding price increases will be largely implemented during the 2nd quarter for long-term contracts as well.

During the first three months of the 2008/09 financial year, the Steel Division again outperformed its sales and operating results compared to the first three months of the previous year, which had been its best single quarter by far since its establishment. With an increase by 21.8% from EUR 964.7 million to EUR 1,174.7 million, the revenue reached a record level as did EBITDA and EBIT that increased by 2.1% from EUR 235.8 million to EUR 240.8 million resp. by 1% from EUR 186.8 million to EUR 188.7 million compared to the previous year's already excellent comparative quarter. Because revenue rose as a result of price adjustments to compensate higher raw materials costs, the EBITDA and EBIT margins dropped from 24.4% to 20.5% resp. from 19.4% to 16.1%.

Special Steel Division[1]

In millions of euros	1 Q 2007/08[2] 04/01–06/30/2007	1 Q 2008/09 04/01–06/30/2008 (pro-forma, pre PPA)	Change in %	1 Q 2008/09 04/01–06/30/2008 (after PPA)
Revenue	926.0	1,017.1	9.8	1,017.1
EBITDA	147.4	155.2	5.3	122.2
EBITDA margin (in %)	15.9	15.3		12.0
EBIT	119.1	124.1	4.2	33.8
EBIT margin (in %)	12.9	12.2		3.3
Employees excl. apprentices	14,772	15,451	4.6	15,451

[1] In this regard, please refer to the explanatory remarks on the purchase price allocation (PPA) on the inside cover page.
[2] The first quarter of 2007/08 (04/01–06/30/2007) of the Special Steel Division is shown for purely informational purposes in order to better compare business development; these figures correspond to the BÖHLER-UDDEHOLM AG figures published at the time, however, they were never a component of the voestalpine Group Consolidated Financial Statement, as initial consolidation occurred on July 1, 2007.

Business development in the BÖHLER-UDDEHOLM Group, which has been consolidated since the 2nd quarter of the 2007/08 financial year as the *Special Steel Division*, showed stable and high demand during the 1st quarter of 2008/09, as well as record figures in sales revenues and earnings. Demand in the energy production sector continued to be dynamic, but all other key customer industries (machine construction, offshore projects, petrochemistry, automotive and aircraft construction industry) also demonstrated sustained and solid demand.

The continuing gratifying market development was, however, offset by yet another increase in costs for energy, special scrap metal, and some alloy metals. The unfavorable exchange rates relative to the U.S. dollar, the Brazilian real, and the Swedish krona have produced adverse effects for quite some time (although the most recent gains made by the U.S. dollar may indicate a trend reversal).

Despite the burdens caused by costs and exchange rate parity, the Special Steel Division achieved new growth in sales revenues and earnings during the 1st quarter of the 2008/09 financial year compared to the previous year's high figures (on a stand-alone basis), thus demonstrating its profitability. In the first quarter of 2008/09, the revenue recorded was EUR 1,017.1 million, 9.8% above last year's figure of EUR 926.0 million. Before PPA, EBITDA was EUR 155.2 million, an improvement of 5.3% vis-à-vis the 1st quarter of the previous year (EUR 147.4 million). After taking the (purely accounting) effects of the PPA into consideration, EBITDA is EUR 122.2 mil-

lion. The purchase price allocation of EUR 33 million in the 1st quarter affected EBITDA for the last time. At EUR 124.1 million before PPA, EBIT of the Special Steel Division was 4.2% above the previous year's figure of EUR 119.1 million; after PPA, it is EUR 33.8 million. Depreciation of the assets recognized during PPA has resulted in a reduction of the operating result of the Special Steel Division by about EUR 90 million in the present quarterly statement. Before PPA, the EBITDA margin is 15.3% and 12.0% after PPA; the figures for the EBIT margin are 12.2% before PPA and 3.3% after PPA respectively.

The following graphic presents the effect of the PPA on the profit of individual financial years (whereby the future figures provided are anticipated ones). Because of the reversal of the short-term effects in the sector of inventories and outstanding orders, only EBIT will experience a distinctly degressive effect on earnings starting in the 2009/10 financial year.

EBIT and EBITDA effects of the PPA

In millions of euros



350
132
225
33
116
67
45
24
2
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14

□ EBIT ■ EBITDA

Railway Systems Division

In millions of euros	1 Q 2007/08 04/01–06/30/2007	1 Q 2008/09 04/01–06/30/2008	Change in %
Revenue	585.5	630.7	7.7
EBITDA	115.1	112.8	–2.0
EBITDA margin (in %)	19.7	17.9	
EBIT	93.7	90.7	–3.2
EBIT margin (in %)	16.0	14.4	
Employees excl. apprentices	7,656	8,023	4.8

During the 1st quarter, business development in the *Railway Systems Division* was marked by an excellent market environment, especially in the rail and wire segments and in semi-finished steel products (billets, blooms). Against this backdrop, the division for the most part matched the all-time high achieved in the 1st quarter of the previous year.

Another increase in the revenue by 7.7% from EUR 585.5 million to EUR 630.7 million compared to the 1st quarter of the previous year reflects the increases in raw materials costs that were predominantly passed on to the market. In the track and switch sectors, as well as for seamless tubes, however, there will be a time delay before these costs can be passed on market.

Although the increases in raw materials costs could not be fully priced in, at EUR 112.8 million, EBITDA almost reached the previous year's record figures of EUR 115.1 million. The negligible decline by 2.0% demonstrates the high degree of efficiency of the continuous improvement process ("CIP") that has been successfully deployed for years. EBIT also showed only a minimal drop of 3.2% from EUR 93.7 million to EUR 90.7 million. The EBITDA and EBIT margins fell slightly from 19.7% to 17.9% resp. from 16.0% to 14.4%.

Profilform Division

In millions of euros	1 Q 2007/08 04/01–06/30/2007	1 Q 2008/09 04/01–06/30/2008	Change in %
Revenue	280.6	341.2	21.6
EBITDA	44.6	57.3	28.5
EBITDA margin (in %)	15.9	16.8	
EBIT	38.1	49.4	29.7
EBIT margin (in %)	13.6	14.5	
Employees excl. apprentices	3,343	3,839	14.8

In the *Profilform Division*, the favorable economic and market situation during the previous financial year continued unabated during the 1st quarter of 2008/09. Demand from all customer segments of the division remained at a stable, high level throughout Continental Europe, including Central and Eastern Europe. The industries that were the key drivers were agricultural and construction machinery manufacturing—not only, both in Europe but also in North America—as well as the commercial vehicle industry in Europe.

Demand picked up sharply in the solar energy sector (particularly in Southern Europe), as well as in the building, infrastructure, storage technology, and logistics industries (primarily in Eastern Europe and Russia). In Brazil, Meincol Distribuidora de Aços S.A., the subsidiary acquired in the previous financial year, profited from a continuing positive economic environment. The development of the building industry in Great Britain, however, took an unfavorable turn as it dealt with the consequences of an economic slump.

As a result of the continuing favorable market situation, the Profilform Division recorded yet another considerable improvement in revenues and earnings in the 1st quarter of 2008/09 as compared to the previous year. Revenues rose by 21.6% from EUR 280.6 million to EUR 341.2 million (in comparison to the 1st quarter of the previous year, these figures include additional revenues of about EUR 40 million that are attributable to acquisitions, resulting from the consolidation of the acquired companies in the USA and Brazil in the course of the past year). Even more significant was the increase in EBITDA and EBIT, with a gain of 28.5% from EUR 44.6 million to EUR 57.3 million resp. by 29.7% from EUR 38.1 million to EUR 49.4 million. The EBITDA and EBIT margins improved accordingly compared to the previous year from 15.9% to 16.8% and from 13.6% to 14.5% respectively. A key reason was the fact that the higher prices of pre-materials, which have continued their upward trend, could be passed on to the market due to the overall favorable economic situation.

Automotive Division[1]

In millions of euros	1 Q 2007/08 04/01–06/30/2007	1 Q 2008/09 04/01–06/30/2008	Change in %
Revenue	230.6	259.2	12.4
EBITDA	28.0	30.4	8.6
EBITDA margin (in %)	12.1	11.7	
EBIT	13.4	17.6	31.3
EBIT margin (in %)	5.8	6.8	
Employees excl. apprentices	3,987	4,244	6.4

[1] Last year's figures were retrospectively adjusted.

Compared to the previous year, the trend of the *Automotive Division's* situation was fundamentally positive, with automobile production in Europe rising slightly. This, however, was offset by the continuing price increases for steel. Because of cost pressure from the automobile manufacturers in anticipation of a slowing economy, these price increases could not be fully passed on to the market.

Because of the high level of orders during the past financial year, almost all segments of the division recorded significantly higher revenue during the 1st quarter of 2008/09 compared to the previous year, with qualitatively sophisticated structural components and the spare parts market for large pressed parts being especially noteworthy.

Against this backdrop, the sales revenue of the division went up by 12.4% from EUR 230.6 million to EUR 259.2 million. At EUR 30.4 million, EBITDA reached a new record, outperforming last year's figure (EUR 28.0 million) by 8.6%.

The operating result of EUR 13.4 million also improved, reaching a new quarterly record of EUR 17.6 million. This increase in EBIT by 31.3% is a result of systematic portfolio streamlining during the past few years and other comprehensive cost optimization measures in all sectors. With an EBIT margin of 6.8%, the previous year's comparative figure (5.8%) was distinctly surpassed.

Business transactions with associated companies or parties

The range of associated companies and parties under Sec. 95 Para. 5 Line 12 of the Stock Corporation Act (AktG) remained largely unchanged as compared to the last annual report.

Investments

During the 1st quarter of 2008/09, the *investments of the voestalpine Group* came to EUR 202.2 million. Last year's comparative figure (EUR 2,291.3 million) is of limited substance, to the extent that it contains the expenditures for the majority acquisition of BÖHLER-UDDEHOLM AG (with regard to the current status of the acquisition resp. the squeeze-out procedure, please refer to the section "Acquisitions").

At EUR 91.3 million (+ 35.1% compared to EUR 67.6 million in the previous year), almost half of all investments were accounted for by the *Steel Division*. The main focus was on the last individual project of the "Linz 2010" investment program, the construction of hot-dip galvanizing plant 5, as well as the implementation of the follow-up project "L6 – Part 1". Within the scope of this project, the company's own power plant is currently being expanded by another block, a new continuous casting facility is being built within the steel mill, and heavy-plate production will be technologically optimized yet again.

During the current financial year, the *Special Steel Division* will be beginning another comprehensive investment program with a planned volume of altogether about EUR 300 million. During the 1st quarter, the investments made by this division amounted to EUR 53.6 million. The focus is on an expansion of the capacity of open die forging at locations in Kapfenberg (Austria), Hagfors (Sweden), Sumaré (Brazil), and Wetzlar (Germany). Additionally, remelting capacity for special materials and production capacity for strip steel will also be expanded.

At EUR 34.9 million, the *Railway Systems Division* recorded investments for the 1st quarter that were 27% lower than in the first three months of the previous year (EUR 47.8 million). As had been the case during the previous quarters, the focus was on the construction of the new power plant block, which will ensure a completely self-sufficient energy supply, as well as on the realization of a comprehensive new concept for a cooling water system. Both of these major projects are scheduled to be completed by the end of the year.

In the *Profilform Division*, investments at a number of locations geared toward an expansion of capacity are on schedule. During the first three months, investment expenditures rose by just under 54.7% from EUR 7.5 million to EUR 11.6 million.

The focus of investment activities in the *Automotive Division* continued to be on the start-up of six new presses at different locations, which will enable a significant increase in press capacity for high-quality structural parts and components to meet customer needs. At EUR 14.6 million, the

investments in the 1st quarter were markedly below last year's figure of EUR 41.9 million, which was due to acquisitions.

Acquisitions

After the voestalpine Group's successful majority takeover of BÖHLER-UDDEHOLM AG last year (see below for details on the ongoing squeeze-out procedure)—the *largest acquisition ever* of an Austrian com-pany—the acquisition activities during this financial year so far have been comparatively flat.

The two acquisitions completed during the 1st quarter of 2008/09 both pertain to the Railway Systems Division and are aimed at continuing to expand the Group's switch and turnout technology. This spring, 60% of the British company *Control & Display Systems Ltd. (CDS Rail)* was taken over; this company specializes in monitoring, gathering, and transmission of data from railway trackside assets. CDS Rail primarily does business in Great Britain; about 20 employees are working at its headquarters in South England, and it has an annual revenue about EUR 6 million. The strategic relevance of this acquisition results from the fact that the British company represents a valuable complement to highly sophisticated "Hytronics" product segment, which covers all activities pertaining to electronic monitoring units and hydraulic setting systems for railtracks. Additionally, on April 18, 2008, the Railway Systems Division concluded the majority takeover of the Mexican switch construction company DAMY Cambios de Vía, S.A. de C.V. and announced its market entry in Central America. This acquisition was already presented in the 2007/08 Annual Report.

Additionally, a joint venture with an Austrian industrial group was formed within the switch segment, with the Railway Systems Division holding 50.1%. With its production of concrete sleepers for switches, the joint venture company facilitates just-in-time delivery of completely pre-mounted switch systems, thus enabling the supply of complete solutions.

Status of the BÖHLER-UDDEHOLM squeeze-out procedure

After passing the 90% BÖHLER-UDDEHOLM AG voting threshold in March 2008, voestalpine AG initiated the steps necessary under the Minority Shareholders Squeeze-Out Act (Gesellschafterausschlussgesetz) for a squeeze-out of the minority shareholders. In the BÖHLER-UDDEHOLM AG Annual General meeting on June 23, 2008, the squeeze-out resolution was adopted, creating the necessary prerequisite for a takeover of all BÖHLER-UDDEHOLM shares by voestalpine AG. Convisor Consulting Ltd., a company registered on the Turks and Caicos Islands, has brought a legal action before the Commercial Court (Handelsgericht) Vienna against this resolution by the BÖHLER-UDDEHOLM AG Annual General Meeting, contesting this squeeze-out resolution as invalid. Seen from the current perspective, no statements about the probable duration of this legal proceeding can be made.

The pre-condition for payment of the settlement amount of EUR 70.26 per share to the minority shareholders resolved by the

BÖHLER-UDDEHOLM AG Annual General Meeting is registration of the squeeze-out resolution in the Commercial Register at the Commercial Court Vienna. Based on the legal challenge brought forth by Convisor Consulting Ltd., the appropriate court must decide if registration of the squeeze-out resolution in the Commercial Register can take place prior to a legally valid finding in this proceeding. The Commercial Court is expected to rule in September 2008 to what extent the registration process relative to the squeeze-out will be delayed.

Divestments

As already set forth in the 2007/08 Annual Report, the divestment process with regard to those companies whose sale was decided upon in the past financial year as part of the measures taken to streamline the portfolio of the Automotive Division is proceeding on schedule, i.e., the sales negotiations concerning the relevant companies are ongoing and are, of course, currently at different stages.

Employees[1]

As of June 30, 2008, the voestalpine Group had *42,088 employees* (excl. apprentices). This corresponds to an increase compared to the previous year (25,031) of 68.1% or 17,057 employees, largely due to the first-time consolidation of the Special Steel Division.

At 22,350 employees, the larger part of the workforce (53.1%) is employed outside of Austria at 360 production and sales companies spread across all the continents. The workforce of the domestic Group companies is currently at 19,738 employees (46.9%).

At this time, the voestalpine Group is training 1,377 apprentices worldwide; about a third are at international locations. Compared to the previous year (861), the number has increased by 59.9% or 516 apprentices primarily due to the acquisition of the Special Steel Division.

Environment

During the 1st quarter of the 2008/09 financial year, the spotlight of the Group's environmental activities continued to be on CO_2/climate protection and REACH (EU-wide registration, evaluation, authorization, and restriction of chemicals).

The EU regulation on *REACH* became effective on June 1, 2007; its effects have been treated in previous quarterly and annual reports. Currently, preparations are proceeding for the required pre-registration of materials under this regulation; it must be implemented in the period from June 1 – December 1, 2008.

In January 2008, the *climate protection plans* of the EU commission were published for the period following expiration of the Kyoto Pro-

[1] Last year's figures were retrospectively adjusted.

tocol in 2012. Before final approval by the European Parliament, the future regulation for energy-intensive industries still requires significant clarification. Associated with the benchmark system favored by the voestalpine Group, in which the allocation of free CO_2 certificates is oriented toward the most environmentally friendly companies and past climate protection efforts are recognized, the European industry association EUROFER is developing an appropriate recommendation, which will be completed by the fall of this year and will be the basis for negotiations with the European Commission.

Research and Development

After having already largely completed the integration of BÖHLER-UDDEHOLM into the research organization of the voestalpine Group during the past financial year, the focus is now on the concrete implementation of *Group-wide R&D projects*. Not only are there constructive Group-wide collaborations, for example, in the sector of testing and simulation facilities, but also several Group divisions in the metallurgy, materials development, and mechatronics sectors are working together closely within the scope of the competency centers set up under the Austrian funding program COMET, partly with the involvement of partners from science and industry.

New welding processes are also being researched across Group divisions, for example in the "welding of high-strength steel" project that brings together the know-how of all five divisions working at the highest level.

The topic of joining and welding technology that was discussed at the *"voestalpine Synergy Platform 2008"*, held in June at the BÖHLER-UDDEHOLM site in Kapfenberg with more than 100 participants from both the R&D and production sectors, was closely associated with the accelerated exchange of knowledge and broad networking of know-how across all divisions.

To encourage the *networking of science and industry* as one of the key drivers for innovations, the strategic partnership between voestalpine Stahl GmbH and the Johannes Kepler University, Linz, which has been ongoing for years, was expanded even further during the 1st quarter of the 2008/09 financial year. The new center for surface and nano-analysis combines the competencies of both partners and will be used particularly for the development of surface-finished steel grades of the highest quality.

As had been the case during the past financial year, the sectors of process technology as well as development of new materials and coatings continued to be R&D focal points in the Group. In addition to concrete customer-specific product innovations, development within these sectors is concentrating on environmentally relevant improvements.

Outlook

For the next several months, the *voestalpine Group* will continue to have a stable and full utilization of capacity in all of the key business sectors. Beyond that time period, prospects are very good that the order situation will sustain the current level of sales revenues in all five divisions at least until the end of the calendar year.

As the majority of its long-term contracts have been successfully renegotiated, the *Steel Division* will even post slightly higher revenues as compared to the 1st quarter.

Apart from the seasonal effects during the summer months, the *Special Steel Division* is anticipating that business development, which has been sustained at an excellent level during the past quarters, will be maintained.

The situation is similar for the *Railway Systems Division*, however, it will not be possible to pass on all of the raw materials increases that were implemented last spring to customers in individual business segments until later on in the financial year.

Business development is continuing its dynamic course in the core markets (with the exception of Great Britain) of the *Profilform Division*, where the higher steel prices, which have gone up due to raw materials increases, have been quickly passed on the market.

Despite sharply higher prematerial prices and cost pressure from the automobile industry, the *Automotive Division* is confident of achieving its goal of yet another improvement in earnings as compared to the previous year.

Against the backdrop of stable development for the *voestalpine Group* in the Special Steel, Railway Systems, and Profilform Divisions and the uptrend in earnings in the Steel and Automotive Divisions, from today's perspective the outlook is good that the previous year's earnings will be matched, despite some degree of uncertainty with regard to overall economic development in the last quarter of the financial year (1st calendar quarter 2009).

Investor Relations

voestalpine AG vs. international indices



Changes compared to March 31, 2008 in %
voestalpine
ATX
STOXX Index (Europe)
DJ Industrial Index
130
120
110
100
90
April 1, 2008
June 30, 2008

Price development of the voestalpine share

Continuing the trend seen in the latter half of the past financial year, the development on the international stock markets during the 2008/09 financial year thus far has been characterized by heightened fears of inflation and recession. The price of the voestalpine share was no exception and since the fall of 2007, it has not been reflecting either the Group's fundamental key figures nor its medium-term growth and earnings prospects.

While the voestalpine share recorded a gain of about 18% during the 1st quarter of the financial year, it was unable to sustain this trend as the year continued because of the irrational volatility of the stock markets.

Annual General Meeting approved a record dividend

At the 16th ordinary Annual General Meeting of voestalpine AG on July 2, 2008, a new record dividend in the amount of EUR 2.10 per dividend-bearing share was approved, putting it at almost 50% above last year's dividend (EUR 1.45 per share).

Furthermore, the Annual General Meeting authorized the Management Board to repurchase shares of the Company representing up to 10% of the share capital of voestalpine AG. This is essentially a renewal of the repurchase authorizations already granted in previous years, which were/are intended to benefit employee shareholding plans and the stock option program, as well as the convertible bond issued in 2005.

The period of validity of the repurchase authorization is 30 months. Within this context, the Management Board was also authorized to redeem the Company's own shares, thereby reducing the share capital.

Convertible bond 2005

Within the scope of the convertible bond issued by voestalpine AG in July 2005, additional bond holders have meanwhile exercised their right to convert the bonds to voestalpine shares. Only voestalpine AG's own shares were used to effect these bond conversions. As of July 2, 2008, only 15.3% of the convertible bonds were still in circulation.

Transfer of voestalpine AG's own shares

Within the scope of the existing employee shareholding plan, in the 1st quarter of 2008/09, voestalpine AG transferred 944,915 of its own shares (corresponding to 0.58% of its share capital) to voestalpine Group employees and to the voestalpine – Arbeitnehmer-Privatstiftung (employee private foundation).

Shareholder structure

The equity interest in voestalpine AG held by its employees through their foundation is now 11.3%. Compared to the equity interest disclosed in the 2007/08 Annual Report (10.8%), this represents an increase by 0.5 percentage points. With the exception of an additional slight decline in the number of shares held by U.S. investors that is a result of the U.S. capital market crisis, which was predominantly compensated by a stronger commitment from investors in other countries, the 1st quarter of 2008/09 did not see a significant change in the shareholder structure. The indicative data is as follows:

Shareholder structure

On July 1, 2008, the AXA S.A. Group, Paris, reduced its voting share that had been above 5% to under 5% through sales of shares.



11.3%
Employee foundation
42.0%
Austria
2.0%
France
2.0%
Benelux
3.2%
Rest of world
14.5%
North America
15.0%
Great Britain, Ireland
5.0%
Germany
5.0%
Rest of Europe

Largest individual shareholders

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG	> 15%
Employee foundation	11.3%
Oberbank AG	> 5%

Share information

Share capital	EUR 298,756,264.42 divided into 164.439.033 non-par shares
	Treasury stock as of June 30, 2008: 2.311.930 shares
Class of shares	Ordinary bearer shares
Securities identification number (WKN)	93750 (Vienna Stock Exchange)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Class of shares

Share price high between April 2008 and June 2008	EUR 55.03
Share price low between April 2008 and June 2008	EUR 44.14
Share price as of June 30, 2006	EUR 52.15
Market capitalization as of June 30, 2008*	EUR 8,454,928,421.45

* Based on total number of shares minus treasury shares

Financial year 2007/08

Earnings per share	EUR 4.69
Dividend per share	EUR 2.1
Book value per share	EUR 25.34

Financial calendar 2008/09

Letter to shareholders for 1st Half Year 2008/09	November 20, 2008
Letter to shareholders for 3rd Quarter 2008/09	February 25, 2009
Annual Report 2008/09	June 4, 2009
Annual General Meeting	July 1, 2009
Ex dividend date	July 6, 2009
Dividend payment date	July 13, 2009

voestalpine AG is currently being analyzed by the following investment banks/institutions:

■ BHF-BANK, Frankfurt ■ Citigroup, London ■ Credit Suisse, London ■ Deutsche Bank, Vienna/London ■ Erste Bank, Wien ■ Exane BNP Paribas, Paris ■ Goldman Sachs, London ■ HSBC, London ■ JP Morgan, London ■ Morgan Stanley, London ■ Nord LB, Hannover ■ Raiffeisen Centrobank, Vienna ■ Sal. Oppenheim, Frankfurt ■ Steubing AG, Frankfurt ■ UBS, London ■ UniCredit, Vienna

voestalpine AG

Financial data 06/30/2008

According to International Financial Reporting Standards (IFRS)

Consolidated balance sheet

Assets

	03/31/2008	06/30/2008
A. Non-current assets		
Property, plant and equipment	4,001.7	4,079.0
Goodwill	1,403.4	1,403.8
Other intangible assets	768.4	711.4
Investments in associates	108.0	99.9
Other financial assets	103.7	106.9
Deferred tax assets	393.2	390.0
	6,778.4	**6,791.0**
B. Current assets		
Inventories	3,011.1	3,240.1
Trade and other receivables	2,232.8	2,505.5
Other financial assets	247.6	243.6
Cash and cash equivalents	331.9	730.7
	5,823.4	**6,719.9**
Total assets	**12,601.8**	**13,510.9**

In millions of euros

Equity and liabilities

	03/31/2008	06/30/2008
A. Equity		
Share capital	298.8	298.8
Capital reserves	470.6	393.9
Hybrid capital	992.1	992.4
Retained earnings and other reserves	2,273.9	2,694.8
Equity attributable to equity holders of the parent	**4,035.4**	**4,379.9**
Minority interest	253.9	257.5
	4,289.3	**4,637.4**
B. Non-current liabilities		
Pensions and other employee obligations	839.3	842.6
Provisions	69.0	69.5
Deferred tax liabilities	361.1	341.3
Financial liabilities	1,262.9	2,835.7
	2,532.3	**4,089.1**
C. Current liabilities		
Provisions	403.1	410.6
Tax liabilities	198.6	215.8
Financial liabilities	3,031.7	1,840.2
Trade and other payables	2,146.8	2,317.8
	5,780.2	**4,784.4**
Total equity and liabilities	**12,601.8**	**13,510.9**

In millions of euros

Consolidated income statement

	04/01–06/30/2007*	04/01–06/30/2008
Revenue	1,931.6	3,255.0
Cost of sales	–1,415.9	–2,476.0
Gross profit	**515.7**	**779.0**
Other operating income	46.9	78.9
Distribution costs	–124.4	–265.6
Administrative expenses	–78.2	–143.1
Other operating expenses	–45.7	–91.5
Profit from operations (EBIT)	**314.3**	**357.7**
Share of profit of associates	5.3	6.7
Finance income	13.5	19.6
Finance costs	–30.1	–81.2
Profit before tax (EBT)	**303.0**	**302.8**
Income tax expense	–60.1	–61.6
Profit for the period from continuing operations	**242.9**	**241.2**
Discontinued operations	–0.8	–0.9
Profit for the period	**242.1**	**240.3**
Attributable to:		
Equity holders of the parent	239.7	217.5
Minority interest	2.4	5.0
Share planned for hybrid capital owners	0.0	17.8
Basic earnings per share (euros)	**1.56**	**1.36**
Diluted earnings per share (euros)	**1.45**	**1.33**

* Retrospectively adjusted.

In millions of euros

Consolidated cash flow statement

	04/01–06/30/2007	04/01–06/30/2008
Operating activities		
Profit for the period	242.1	240.3
Adjustments	117.0	177.7
Changes in working capital	-112.2	-293.3
Cash flows from operating activities	**246.9**	**124.7**
Cash flows from investing activities	**-2,447.0**	**-172.7**
Cash flows from financing activities	**1,948.3**	**453.3**
Net decrease/increase in cash and cash equivalents	**-251.8**	**405.3**
Cash and cash equivalents. beginning of period	356.1	331.9
Net exchange differences	-0.1	-6.5
Cash and cash equivalents. end of period	**104.2**	**730.7**

In millions of euros

Changes in equity

	04/01–06/30/2007*	04/01–06/30/2008
Equity at April 1st	**2,882.3**	**4,289.3**
Profit for the period	242.1	240.3
Dividends	-0.8	-2.2
Own share acquired/disposed	7.2	73.0
Purchase of Minority interest	0.0	-7.2
Currency translation	0.8	32.2
Hedge accounting	1.1	11.4
Stock Options	2.9	3.0
Other changes	-7.7	-2.4
Equity at June 30th	**3,127.9**	**4,637.4**

* Retrospectively adjusted.

In millions of euros

Notes

These interim consolidated financial statements of voestalpine AG as of June 30, 2008 for the first quarter of the 2008/09 business year were prepared in accordance with International Financial Reporting Standards (IFRS), including IAS 34 (International Accounting Standards). The accounting policies are unchanged from the annual consolidated financial statements for the 2007/08 business year. Further information on the principles of preparation is provided in the consolidated financial statements as of March 31, 2008, on which these interim consolidated financial statements are based.

The interim consolidated financial statements are presented in millions of euros (the functional currency of the parent company). In the totaling of rounded amounts and percentages, calculation differences may occur through the use of automatic calculation programs.

Unless otherwise stated, comparative information relates to the first quarter of the 2007/08 business year (balance sheet date: June 30, 2007).

The interim consolidated financial statements have not been audited or reviewed by auditors.

Scope of consolidation/acquisitions

On April 18, 2008, the Railway Systems Division announced its acquisition of a majority stake in DAMY Cambios de Via, S.A. de C.V. The acquisition of this Mexican company serves as an extension of our market presence as a supplier of switch technology in Latin America.

On May 2, 2008, the Railway Systems Division announced its acquisition of a 60% share in the UK company Control & Display Systems Ltd. (CDS Rail). This acquisition serves to expand the "Hydronics" product group.

The impact of these acquisitions on the consolidated financial statements was not significant. Thus, the changes made in the scope of consolidation during the reporting period were as follows:

	Full consolidation	Proportionate consolidation	Equity method
As of April 1, 2008	**322**	**3**	**14**
Change in consolidation method			
Acquisitions	1		
Disposals			
Reorganizations	-3		
Divested or disposals	-2		
Acquisitions	2		
As of June 30, 2008	**320**	**3**	**14**
Of which foreign companies	264	1	5

At the annual general meeting of BÖHLER-UDDEHOLM on June 23, 2008, in accordance with the Minority Shareholders Squeeze-Out Act and as the majority shareholder of BÖHLER-UDDEHOLM, voestalpine AG moved that all shares owned by other shareholders be transferred to it as the majority shareholder in exchange for an appropriate cash settlement amount of EUR 70.26 per share ("squeeze-out"). The general meeting adopted a corresponding resolution by the requisite majority of more than 90% of voting capital.

Notes on the balance sheet

With effect from June 30, 2008, voestalpine AG's share capital was EUR 298,756,264.42 (March 31, 2008: EUR 298,756,264.42) divided into 164,439,033 shares (March 31, 2008: 164,439,033 shares). During the reporting period, voestalpine settled obligations due to conversion of convertible bonds with a nominal value of EUR 36.5 million through the use of repurchased own shares. The company held 2,311,930 of its own shares on the effective date.

Effective October 16, 2007, voestalpine AG issued a hybrid bond subordinated to all other creditors with a total issue volume of EUR 1,000,000,000. The bond has an indefinite term and a 7.125% coupon rate. The Company may defer coupon payments if no dividends are paid. The first call option is after seven years, at which time voestalpine AG (but not the bond holders) may either call the bond at par or extend it at a higher, but variable coupon rate. This hybrid bond was recognized as a portion of equity under IAS 32.

Most of the bridge financing for the acquisition of BÖHLER-UDDEHOLM was refinanced on a long-term basis during the first quarter of the 2008/09 business year.

Notes on the income statement

The substantial increase in positions on the income statement is explained to a significant extent by the fact that BÖHLER-UDDEHOLM AG and its subsidiaries were not included in the financial statements for the comparison period of the preceding year.

The profit share of the Special Steel Division has been substantially affected by the adjustments to fair value which were made in line with the purchase price allocation.

Notes on the cash flow statement

The comparison period from April 1, 2007 to June 30, 2007 includes the costs to acquire BÖHLER-UDDEHOLM AG and its subsidiaries, as well as the financing of this acquisition.

Significant events since June 30, 2008

At the 16th Annual General Meeting of voestalpine AG on July 2, 2008, upon the proposal

of the Management Board, a resolution was adopted to pay a dividend of EUR 2.10 per share entitled to dividends for the 2007/08 business year (2006/07: EUR 1.45).

Statement under section § 87 (1) of the Austrian Stock Exchange Act

The Management Board of voestalpine AG confirms to the best of its knowledge that the condensed interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group as required by applicable accounting standards and that the group management report for the first quarter of 2008/09 gives a true and fair view of the assets, liabilities, financial position and profit or loss of the group in respect of important events that have occurred during the first three months of the business year and their impact on the condensed interim financial statements, of the principal risks and uncertainties for the remaining nine months of the business year and of the major related party transactions disclosed.

Linz, Austria, August 27, 2008

The Management Board

W. Eder F. Hirschmanner J. Mülner

R. Ottel C. J. Raidl W. Spreitzer

Imprint
Owner and media proprietor: voestalpine AG, voestalpine-Strasse 1, 4020 Linz
Senior editor and editorial staff: voestalpine AG, Corporate Communications, Gerhard Kürner
T. +43/50304/15-2090, F. +43/50304/55-8981, presse@voestalpine.com, www.voestalpine.com
Design and implementation: Living Office Kommunikationsberatung GmbH, St. Pölten

voestalpine AG
voestalpine-Strasse 1
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

Neue Dimensionen erreichen. Gemeinsame Stärken verbinden und Perspektiven erweitern. Führende Positionen ausbauen und neue Märkte erschließen. Herausforderungen nutzen, um Werte zu schaffen.

Aktionärsbrief 1. Quartal 2008/09

voestalpine
EINEN SCHRITT VORAUS

www.voestalpine.com

Zwischenlagebericht

Wirtschaftliches Umfeld

Die Konjunkturentwicklung in den ersten drei Monaten des Geschäftsjahres 2008/09 stellte sich in nahezu allen für den voestalpine-Konzern wesentlichen Märkten und Kundenbranchen unverändert positiv dar. Die anhaltend gute Nachfrage aus den wichtigsten Kundensegmenten – insbesondere der Automobilindustrie, dem Nutzfahrzeugbau, dem Bahnbau, der Energieindustrie sowie dem Stahl- und Maschinenbau – setzte sich im 1. Quartal uneingeschränkt fort. In geografischer Hinsicht wurde die Entwicklung von der nach wie vor intakten Konjunktur in Deutschland, den Beneluxstaaten und Nordeuropa, insbesondere aber dem stabilen Wachstum in den zentral- und osteuropäischen Ländern getragen. Die deutliche Konjunkturabschwächung in den westlichen und südlichen EU-Mitgliedsländern (Großbritannien, Frankreich, Spanien, Italien) wirkte sich bisher auf den voestalpine-Konzern nur in Einzelfällen aus. Von den wesentlichen außereuropäischen Absatzmärkten stellt sich die Konjunktur in den USA und Japan im Vergleich zum Vorjahr deutlich schwächer dar, wogegen in Brasilien der Wirtschaftsaufschwung eine nochmalige Verstärkung erfahren hat.

Den Nachteilen der Dollarschwäche gegenüber dem Euro bei Direktexporten von Konzernunternehmen in den Dollarraum stehen konzernal betrachtet entsprechende Vorteile aus in Dollar getätigten Rohstoffeinkäufen gegenüber. Dennoch stellen die kontinuierlich steigenden Rohstoffkosten neben der Sorge über eine globale Abschwächung der Konjunktur und ein verstärktes Inflationsrisiko aktuell die größten Bedrohungsfaktoren für die kommenden Quartale dar.

Geschäftsverlauf des voestalpine-Konzerns[1, 2]

Der voestalpine-Konzern konnte in den ersten drei Monaten gegenüber dem 1. Quartal des Vorjahres seinen Wachstumskurs weiter fortsetzen und Umsatz, Ergebnis und Mitarbeiter abermals auf ein neues Rekordniveau steigern.

Im 1. Quartal des Geschäftsjahres 2008/09 legte der Umsatz des voestalpine-Konzerns um 1.323,4 Mio. EUR (+68,5 %) von 1.931,6 Mio. EUR auf 3.255 Mio. EUR zu. Vom Umsatzzuwachs entfallen 1.017,1 Mio. EUR auf die seit 1. Juli 2007 konsolidierte Division Edelstahl. Aber auch alle anderen Divisionen konnten Umsatzausweitungen gegenüber dem Vorjahr verzeichnen. Auf Grund neuerlicher Erlös- und Mengensteigerungen verzeichnet die Division Stahl mit 21,8 % die deutlichste Umsatzerhöhung, und zwar auf 1.174,7 Mio. EUR, dicht gefolgt mit einem Plus von 21,6 % von der Division Profilform, deren Umsätze von 280,6 Mio. EUR auf 341,2 Mio. EUR stiegen. Davon entfallen rund 40 Mio. EUR akquisitionsbedingt auf die Ausweitung der

Neue Dimensionen erreichen.
Gemeinsame Stärken verbinden
und Perspektiven erweitern.
Führende Positionen ausbauen
und neue Märkte erschließen.
Herausforderungen nutzen,
um Werte zu schaffen.

Aktionärsbrief 1. Quartal 2008/09

voestalpine
EINEN SCHRITT VORAUS

www.voestalpine.com

voestalpine-Konzern in Zahlen

Mio. EUR	1 Q 2007/08[2] 01.04.– 30.06.2007	1 Q 2008/09 01.04.– 30.06.2008	Veränderung in %	1 Q 2008/09 (pro forma ohne PPA)[1]
Umsatzerlöse	1.931,6	3.255,0	68,5	3.255,0
EBITDA	407,1	542,6	33,3	575,6
EBITDA-Marge (in %)	21,1	16,7		17,7
EBIT	314,3	357,7	13,8	448,0
EBIT-Marge (in %)	16,3	11,0		13,8
Ergebnis vor Steuern	303,0	302,8	-0,1	393,1
Ergebnis der fortgeführten Geschäftsbereiche	242,9	241,2	-0,7	305,5
Ergebnis nach Steuern (Jahresüberschuss)[3]	242,1	240,3	-0,7	304,6
Ergebnis je Aktie der fortgeführten Geschäftsbereiche (in EUR)	1,56	1,36	-12,8	1,72
Investitionen	2.291,3	202,2	-91,2	
Abschreibungen	92,8	184,9	99,2	127,7
Eigenkapital	3.127,9	4.637,4	48,3	
Nettofinanzverschuldung	2.716,7	3.571,0	31,4	
Nettofinanzverschuldung in % des Eigenkapitals (Gearing Ratio)	86,9	77,0		
Mitarbeiter (ohne Lehrlinge)	25.031	42.088	68,1	
Capital Employed	4.176,5	8.946,5	114,2	

[1] Erläuterungen zur Purchase Price Allocation (PPA): Die BÖHLER-UDDEHOLM-Gruppe wird seit 1. Juli 2007 als Division Edelstahl der voestalpine AG konsolidiert. Im Zuge der Erstkonsolidierung wurde entsprechend den Vorschriften von IFRS 3 eine Kaufpreisallokation durchgeführt (siehe dazu auch die Erläuterungen im Geschäftsbericht 2007/08 auf der Umschlaginnenseite).

Aus diesem Grund weicht der im vorliegenden Quartalsabschluss des voestalpine-Konzerns ausgewiesene Ergebnisbeitrag der Division Edelstahl vom zeitgleich vorgelegten Ergebnis der BÖHLER-UDDEHOLM AG erheblich ab. In den zukünftigen Berichtsperioden ergibt sich auf Grund des sukzessiven Wegfalls der kurzfristigen Effekte eine kontinuierlich abnehmende Ergebnisbeeinflussung. Der freie Cashflow der Division Edelstahl wird durch die bloß buchtechnische Wirksamkeit der PPA nicht beeinflusst.

Da die Aussagekraft über die tatsächliche Entwicklung durch Anwendung der PPA verzerrt wird, werden in der obigen Kennzahlentabelle auch die Pro-forma-Daten der voestalpine-Gruppe ohne Berücksichtigung der PPA und ihrer ausschließlich buchtechnischen Effekte dargestellt.

[2] Vorjahreswerte rückwirkend angepasst.

[3] Vor Minderheitsanteilen und Hybridkapitalzinsen.

Sehr geehrte Damen und Herren!

Wer in den letzten Monaten die Berichterstattung in den internationalen Wirtschaftsmedien verfolgt, muss den Eindruck gewinnen, dass die Welt kurz vor dem wirtschaftlichen Kollaps steht. Es stimmt zweifellos, dass einzelne Wirtschaftsregionen – nicht zuletzt infolge mangelnden Risikobewusstseins ihrer Finanzmärkte – tatsächlich mit rezessiven Entwicklungen konfrontiert sind. Für den überwiegenden Teil der Weltwirtschaft ergibt sich bei rationaler Betrachtung jedoch ein deutlich anderer Befund, nämlich dass nach einigen Jahren unerwartet dynamischen Wachstums derzeit wieder so etwas wie Normalität einkehrt. Denn es wäre vermessen zu erwarten, dass etwa Westeuropa, die Region mit dem höchsten Lebensstandard der Welt, auf Jahre hinaus ein Wirtschaftswachstum von 3 % und mehr halten kann. Es zeigt daher nicht unbedingt von Realitätssinn und Verantwortungsbewusstsein, einen Rückgang des Wirtschaftswachstums auf – nachhaltig realistische – Größenordnungen von 1,5 % bis 2,5 % jährlich als Katastrophenszenario darzustellen, wie dies heute vielfach geschieht – und wie dies vor allem die Entwicklung der Kapitalmärkte derzeit vermittelt.

Um keine Missverständnisse aufkommen zu lassen – es zeichnen sich zweifellos wieder größere Herausforderungen für die Unternehmen ab, als dies in den letzten Jahren der Fall war, aber es besteht kein Grund, in Depressionen zu verfallen. Die Rückkehr zur Normalität sollte vielmehr der Anlass sein, einmal mehr Strukturen und Kostenposition einer kritischen Betrachtung zu unterziehen.

Der voestalpine-Konzern hat gerade auf der Kostenseite auch in den vergangenen Boomjahren nie die konsequente Weiterführung und Vertiefung seiner Optimierungsprogramme vernachlässigt. Allein für das laufende Geschäftsjahr ist daraus mit der Realisierung eines Einsparungsvolumens von über 180 Millionen Euro zu rechnen. Unter Berücksichtigung eines neuen, zusätzlichen Projekts zur Kostenoptimierung auf der Einkaufsseite sollten im Geschäftsjahr 2008/09 gegenüber dem Vorjahr Einsparungen von über 200 Millionen Euro möglich werden.

Ein Jahr nach Übernahme der BÖHLER-UDDEHOLM-Gruppe könnte jemand die Frage stellen, wie weit die Erfolgsgeschichte dieser Akquisition nicht möglicherweise Schwächen des „alten" voestalpine-Konzerns überdeckt. Derartige Befürchtungen sind unbegründet, wie eine „Stand-alone-Analyse" (Quartalsvergleich ohne Berücksichtigung von BÖHLER-UDDEHOLM) zeigt. Sowohl EBITDA als auch EBIT der „alten" voestalpine-Gruppe liegen heuer jeweils um rund 3 % über den Vergleichswerten des Vorjahres, das heißt, die damaligen Rekordziffern konnten auch ohne Berücksichtigung von BÖHLER-UDDEHOLM nochmals verbessert werden. Im Übrigen ist dies auch der überzeugendste Beweis dafür, dass die enormen Kostensteigerungen auf der Rohstoffseite einerseits durch die erwähnten Kostenverbesserungsprogramme und andererseits eine entsprechende Preisgestaltung am Markt mehr als wettgemacht werden konnten.

Linz, am 27. August 2008

Der Vorstand

W. Eder | F. Hirschmanner | J. Mülner

R. Ottel | C. J. Raidl | W. Spreitzer

Geschäftsverlauf im Überblick[1,2]

Der voestalpine-Konzern erreichte im abgelaufenen Quartal **neue Höchstwerte** bei **Umsatz**, **Ergebnis** und **Mitarbeitern.** Im Einzelnen haben sich die wichtigsten Kennzahlen in den ersten drei Monaten des Geschäftsjahres 2008/09 im Vergleich zum 1. Quartal des Vorjahres wie folgt entwickelt:

- Die **Umsatzerlöse** stiegen um 68,5 % von 1.931,6 Mio. EUR auf **3.255 Mio. EUR**.

- Das von der Purchase Price Allocation (PPA) infolge der BÖHLER-UDDEHOLM-Akquisition **unbeeinflusste EBITDA** (Ergebnis der betrieblichen Tätigkeit vor Abschreibungen) verbesserte sich um 41,4 % von 407,1 Mio. EUR auf **575,6 Mio. EUR**. Unter Berücksichtigung der PPA ergibt sich ein Anstieg um 33,3 % auf 542,6 Mio. EUR. Das EBITDA wurde durch die PPA im 1. Quartal zum letzten Mal mit 33 Mio. EUR belastet. Die **EBITDA-Marge** ging gegenüber dem Vorjahr – vor allem infolge des höheren Umsatzes auf Grund der Weitergabe der gestiegenen Rohstoffkosten – von 21,1 % auf **17,7 %** zurück. Die PPA-Auswirkungen führten zu einem weiteren Rückgang auf 16,7%.

- Das von der PPA **unbeeinflusste EBIT** (Ergebnis der betrieblichen Tätigkeit) stieg in den ersten drei Monaten um 42,5 % von 314,3 Mio. EUR auf **448,0 Mio. EUR**. Der Rückgang der **EBIT-Marge** von 16,3 % auf **13,8 %** resultiert ebenfalls überwiegend aus der Weiterverrechnung der gestiegenen Rohstoffpreise. Unter Berücksichtigung der PPA ergibt sich für das 1. Quartal ein Anstieg des operativen Ergebnisses um 13,8 % auf 357,7 Mio. EUR und damit eine EBIT-Marge von 11,0 %.

- Das **Ergebnis vor Steuern (EBT)** legte in den ersten drei Monaten des Geschäftsjahres 2008/09 **ohne** Berücksichtigung der **PPA-Auswirkungen** von 303 Mio. EUR um 29,7 % auf **393,1 Mio. EUR** zu. Der entsprechende Wert nach PPA beträgt 302,8 Mio. EUR.

- Das **Ergebnis nach Steuern** (Jahresüberschuss)[3] lag mit **304,6 Mio. EUR** um 25,8 % über dem Vorjahreswert (242,1 Mio. EUR), unter Berücksichtigung der PPA beträgt der Jahresüberschuss 240,3 Mio. EUR.

[1] Siehe dazu auch die Erläuterung zur Purchase Price Allocation (PPA) auf der Umschlaginnenseite.
[2] Vorjahreswerte rückwirkend angepasst.
[3] Vor Minderheitsanteilen und Hybridkapitalzinsen.

- Das **Ergebnis je Aktie** für das 1. Quartal des laufenden Geschäftsjahres beläuft sich auf **1,72 EUR** (bzw. 1,36 EUR nach PPA) und erhöhte sich damit gegenüber dem 1. Quartal 2007/08 um 10,3 % (bzw. reduzierte sich um 12,8 % nach PPA).

- Das **Eigenkapital** erhöhte sich gegenüber dem Vergleichsquartal des Vorjahres um 48,3 % von 3.127,9 Mio. EUR auf **4.637,4 Mio. EUR**. Dieser Anstieg ist größtenteils durch die im Oktober 2007 zur Refinanzierung der BÖHLER-UDDEHOLM-Übernahme emittierte Hybridanleihe mit einem Volumen von 1 Mrd. EUR bedingt, welche im 3. Quartal des Geschäftsjahres 2007/08 gemäß IAS 32 (Eigenkapitalcharakter von derartigen Anleihen) wirksam wurde. Gleichzeitig erhöhte sich die Nettofinanzverschuldung auf Grund des Zukaufs weiterer Anteile an der BÖHLER-UDDEHOLM AG von 2.716,7 Mio. EUR auf 3.571 Mio. EUR. Zum Ende des 1. Quartals 2008/09 ergab sich demnach eine **Gearing Ratio** (Nettofinanzverschuldung in Prozent des Eigenkapitals) von **77 %**. Sie liegt damit knapp zehn Prozentpunkte unter dem Vergleichswert des Vorjahres (86,9 %).

- Zum 30. Juni 2008 beschäftigte der voestalpine-Konzern **42.088 Mitarbeiter** (ohne Lehrlinge). Dies entspricht gegenüber dem Vergleichswert des Vorjahres (25.031) einem – überwiegend durch die Akquisition der BÖHLER-UDDEHOLM-Gruppe bedingten – Anstieg um 68,1 % oder 17.057 Beschäftigte.

- Die **Rohstahlproduktion** des voestalpine-Konzerns betrug im 1. Quartal 2008/09 **2,03 Mio. Tonnen**. Der Anstieg um 17,3 % gegenüber dem Vorjahr (1,73 Mio. Tonnen) resultiert hauptsächlich aus der Einbeziehung der Division Edelstahl (240.000 Tonnen). Darüber hinaus wiesen aber auch die Divisionen Stahl mit 1,38 Mio. Tonnen (plus 3,0 %) und Bahnsysteme mit 410.000. Tonnen (plus 2,5 %) jeweils über dem Vorjahreswert liegende Produktionsziffern aus.

Zwischenlagebericht

Wirtschaftliches Umfeld

Die Konjunkturentwicklung in den ersten drei Monaten des Geschäftsjahres 2008/09 stellte sich in nahezu allen für den voestalpine-Konzern wesentlichen Märkten und Kundenbranchen unverändert positiv dar. Die anhaltend gute Nachfrage aus den wichtigsten Kundensegmenten – insbesondere der Automobilindustrie, dem Nutzfahrzeugbau, dem Bahnbau, der Energieindustrie sowie dem Stahl- und Maschinenbau – setzte sich im 1. Quartal uneingeschränkt fort. In geografischer Hinsicht wurde die Entwicklung von der nach wie vor intakten Konjunktur in Deutschland, den Beneluxstaaten und Nordeuropa, insbesondere aber dem stabilen Wachstum in den zentral- und osteuropäischen Ländern getragen. Die deutliche Konjunkturabschwächung in den westlichen und südlichen EU-Mitgliedsländern (Großbritannien, Frankreich, Spanien, Italien) wirkte sich bisher auf den voestalpine-Konzern nur in Einzelfällen aus. Von den wesentlichen außereuropäischen Absatzmärkten stellt sich die Konjunktur in den USA und Japan im Vergleich zum Vorjahr deutlich schwächer dar, wogegen in Brasilien der Wirtschaftsaufschwung eine nochmalige Verstärkung erfahren hat.

Den Nachteilen der Dollarschwäche gegenüber dem Euro bei Direktexporten von Konzernunternehmen in den Dollarraum stehen konzernal betrachtet entsprechende Vorteile aus in Dollar getätigten Rohstoffeinkäufen gegenüber. Dennoch stellen die kontinuierlich steigenden Rohstoffkosten neben der Sorge über eine globale Abschwächung der Konjunktur und ein verstärktes Inflationsrisiko aktuell die größten Bedrohungsfaktoren für die kommenden Quartale dar.

Geschäftsverlauf des voestalpine-Konzerns[1,2]

Der voestalpine-Konzern konnte in den ersten drei Monaten gegenüber dem 1. Quartal des Vorjahres seinen Wachstumskurs weiter fortsetzen und Umsatz, Ergebnis und Mitarbeiter abermals auf ein neues Rekordniveau steigern.

Im 1. Quartal des Geschäftsjahres 2008/09 legte der Umsatz des voestalpine-Konzerns um 1.323,4 Mio. EUR (+68,5 %) von 1.931,6 Mio. EUR auf 3.255 Mio. EUR zu. Vom Umsatzzuwachs entfallen 1.017,1 Mio. EUR auf die seit 1. Juli 2007 konsolidierte Division Edelstahl. Aber auch alle anderen Divisionen konnten Umsatzausweitungen gegenüber dem Vorjahr verzeichnen. Auf Grund neuerlicher Erlös- und Mengensteigerungen verzeichnet die Division Stahl mit 21,8 % die deutlichste Umsatzerhöhung, und zwar auf 1.174,7 Mio. EUR, dicht gefolgt mit einem Plus von 21,6 % von der Division Profilform, deren Umsätze von 280,6 Mio. EUR auf 341,2 Mio. EUR stiegen. Davon entfallen rund 40 Mio. EUR akquisitionsbedingt auf die Ausweitung der

Geschäftstätigkeit in Nord- und Südamerika. Die Division Automotive konnte ihre Umsätze auf Grund der sehr hohen Auftragseingänge im abgelaufenen Geschäftsjahr im Vergleich zum 1. Quartal des Vorjahres um 12,4 % auf 259,2 Mio. EUR steigern. Vor allem die Weitergabe der gestiegenen Rohstoffpreise führte in der Division Bahnsysteme zu einem Umsatzanstieg von 7,7 % auf 630,7 Mio. EUR.

Das unbeeinflusste Ergebnis der betrieblichen Tätigkeit vor Abschreibungen (EBITDA) erreichte mit 575,6 Mio. EUR ein neues All-Time-High. Dies entspricht einer Verbesserung gegenüber dem Vorjahr (407,1 Mio. EUR) um 41,4 %, die aus einem EBITDA der Division Bahnsysteme auf Vorjahresniveau und Steigerungen in allen anderen Divisionen resultiert. Selbst unter Berücksichtigung der BÖHLER-UDDEHOLM-PPA ergibt sich eine Steigerung um 33,3 % auf 542,6 Mio. EUR. Das EBITDA wurde durch die Kaufpreisallokation im 1. Quartal letztmalig mit 33 Mio. EUR belastet.

Das unbeeinflusste operative Ergebnis (EBIT) verbesserte sich gegenüber dem Vorjahr um 42,5 % von 314,3 Mio. EUR auf 448,0 Mio. EUR. Nach Anwendung der PPA ergibt sich eine Steigerung um nur 13,8 % auf 357,7 Mio. EUR, da sich dadurch das EBIT der Division Edelstahl gegenüber 124,1 Mio. EUR auf Stand-alone-Basis auf 33,8 Mio. EUR reduziert. Die dennoch zu verzeichnende Verbesserung des operativen Ergebnisses wurde durch neue Rekordwerte in den Divisionen Stahl, Edelstahl, Profilform und Automotive möglich. Auch die Division Bahnsysteme konnte annähernd an das Rekordquartalsergebnis des Vorjahres anschließen.

Der Rückgang der EBITDA- und EBIT-Marge vor PPA von 21,1 % auf 17,7 % bzw. von 16,3 % auf 13,8 % resultiert primär aus der Weitergabe der sehr stark gestiegenen Rohstoffkosten an den Markt und den damit gestiegenen Umsatzerlösen. Unter Berücksichtigung der (nur buchmäßigen) Effekte der PPA ergibt sich für die EBTIDA- und EBIT-Marge ein Rückgang von 21,1 % auf 16,7 % bzw. von 16,3 % auf 11,0 %.

Das unbeeinflusste Ergebnis vor Steuern (EBT) konnte auf Grund des stark gestiegenen operativen Ergebnisses um 29,7 % von 303 Mio. EUR auf 393,1 Mio. EUR kräftig zulegen. Selbst unter Berücksichtigung der PPA lag das EBT mit 302,8 Mio. EUR auf Vorjahresniveau. Auch das Ergebnis nach Steuern (Jahresüberschuss)[3] stieg vor PPA um 25,8 % von 242,1 Mio. EUR auf 304,6 Mio. EUR. Nach Anwendung der PPA blieb es mit 240,3 Mio. EUR nahezu konstant.

Das unbeeinflusste Ergebnis je Aktie (EPS) beläuft sich für die ersten drei Monate auf 1,72 EUR je Aktie (nach PPA: 1,36 EUR je Aktie) und liegt damit um 10,3 % über (bzw. nach PPA um 12,8 % unter) jenem der ersten drei Monate des Vorjahres (1,56 EUR).

[1] Siehe dazu auch die Erläuterung zur Purchase Price Allocation (PPA) auf der Umschlaginnenseite.
[2] Vorjahreswerte rückwirkend angepasst.
[3] Vor Minderheitsanteilen und Hybridkapitalzinsen.

Im Einzelnen stellte sich das 1. Quartal 2008/09 in den fünf Divisionen des Konzerns wie folgt dar:

Division Stahl

Mio. EUR	1 Q 2007/08 01.04.–30.06.2007	1 Q 2008/09 01.04.–30.06.2008	Veränderung in %
Umsatzerlöse	964,7	1.174,7	21,8
EBITDA	235,8	240,8	2,1
EBITDA-Marge (in %)	24,4	20,5	
EBIT	186,8	188,7	1,0
EBIT-Marge (in %)	19,4	16,1	
Mitarbeiter (ohne Lehrlinge)	9.621	9.889	2,8

Der Geschäftsverlauf der *Division Stahl* war von stabil hoher Nachfrage aus allen Abnehmerbranchen bei gleichzeitig niedrigen Lagerbeständen und nur geringen Importen geprägt. Innerhalb der Division haben sich im 1. Quartal des Geschäftsjahres neben dem größten Bereich Qualitäts-Flachstahl auch sämtliche anderen Segmente – Grobblech, Gießerei, Stahl Service Center und kundenspezifische Anarbeitung – anhaltend positiv entwickelt.

Die mit 1. April enorm gestiegenen Rohstoffkosten konnten überwiegend – auf Grund der zum Teil langfristig abgeschlossenen Lieferverträge jedoch noch nicht in vollem Umfang im 1. Quartal – an den Markt weitergegeben werden. Entsprechende Preiserhöhungen auch bei den Langfristverträgen werden aber im Wesentlichen im Laufe des 2. Quartals umgesetzt.

In den ersten drei Monaten des Geschäftsjahres 2008/09 konnte die Division Stahl ihre Umsatz- und Ergebniswerte gegenüber den ersten drei Monaten des Vorjahres – dem bis dahin mit Abstand besten Einzelquartal seit ihrem Bestehen – nochmals übertreffen.

Die Umsatzerlöse erreichten mit einem Anstieg um 21,8 % von 964,7 Mio. EUR auf 1.174,7 Mio. EUR ebenso ein neues Rekordniveau wie das EBITDA und EBIT, die sich gegenüber dem sehr guten Vorjahresquartal nochmals um 2,1 % von 235,8 Mio. EUR auf 240,8 Mio. EUR bzw. um 1 % von 186,8 Mio. EUR auf 188,7 Mio. EUR erhöhten. Die EBITDA- und EBIT-Marge gingen auf Grund der Umsatzsteigerung infolge der rohstoffkostenbedingten Preisanpassungen von 24,4 % auf 20,5 % bzw. von 19,4 % auf 16,1 % zurück.

Division Edelstahl[1]

Mio. EUR	1 Q 2007/08[2] 01.04.– 30.06.2007	1 Q 2008/09 01.04.– 30.06.2008 (pro forma, vor PPA)	Veränderung in %	1 Q 2008/09 01.04.– 30.06.2008 (nach PPA)
Umsatzerlöse	926,0	1.017,1	9,8	1.017,1
EBITDA	147,4	155,2	5,3	122,2
EBITDA-Marge (in %)	15,9	15,3		12,0
EBIT	119,1	124,1	4,2	33,8
EBIT-Marge (in %)	12,9	12,2		3,3
Mitarbeiter (ohne Lehrlinge)	14.772	15.451	4,6	15.451

[1] Siehe dazu auch die Erläuterung zur Purchase Price Allocation (PPA) auf der Umschlaginnenseite.
[2] Das 1. Quartal 2007/08 (01.04.–30.06.2007) der Division Edelstahl wird aus rein informativen Gründen zur besseren Vergleichbarkeit des Geschäftsverlaufes dargestellt; diese Zahlen entsprechen dem damals veröffentlichten Zahlenwerk der BÖHLER-UDDEHOLM AG, waren aber nie Bestandteil des voestalpine-Konzernabschlusses, da Erstkonsolidierungszeitpunkt der 1. Juli 2007 war.

Die Geschäftsentwicklung der seit dem 2. Quartal des Geschäftsjahres 2007/08 als *Division Edelstahl* konsolidierten BÖHLER-UDDEHOLM-Gruppe war im 1. Quartal 2008/09 von einer stabilen Nachfrage auf hohem Niveau und neuen Rekordwerten bei Umsatz und Ergebnis geprägt. Dabei stellte sich speziell der Bedarf im Bereich Energieerzeugung unverändert dynamisch dar, aber auch die anderen wichtigen Abnehmerbranchen (Maschinenbau, Offshore, Petrochemie, Automobil- und Flugzeugbau) waren durch eine anhaltend solide Nachfrage geprägt.

Der anhaltend erfreulichen Entwicklung am Markt stand allerdings auch ein weiterer Anstieg der Kosten für Energie, Spezialschrott und einzelne Legierungsmetalle gegenüber. Bereits seit Längerem belastend wirken sich die ungünstigen Währungsrelationen in Bezug auf US-Dollar, brasilianischen Real und schwedische Krone aus (wobei sich in jüngster Zeit durch einen wieder etwas stärker werdenden US-Dollar eine Trendwende abzeichnen könnte).

Trotz der Belastungen bei Kosten und Wechselkursparitäten konnte die Division Edelstahl im 1. Quartal des Geschäftsjahres 2008/09 gegenüber den hohen Werten des Vorjahres (auf Stand-alone-Basis) weitere Zuwächse bei Umsatz und Ergebnis erzielen und damit ihre nachhaltige Ertragsstärke bestätigen. Die Umsatzerlöse beliefen sich im 1. Quartal 2008/09 auf 1.017,1 Mio. EUR und lagen damit um 9,8 % über dem Vorjahreswert von 926,0 Mio. EUR. Das EBITDA betrug vor Berücksichtigung der PPA 155,2 Mio. EUR, was gegenüber dem 1. Quartal des Vorjahres (147,4 Mio. EUR) eine Verbesserung um 5,3 % darstellt.

Nach Berücksichtigung (der rein buchtechnischen Effekte) der PPA ergibt sich ein EBITDA von 122,2 Mio. EUR. Das EBITDA wurde durch die Kaufpreisallokation im 1. Quartal letztmalig mit 33 Mio. EUR belastet. Das EBIT der Division Edelstahl lag mit 124,1 Mio. EUR vor PPA um 4,2 % über dem Vorjahreswert von 119,1 Mio. EUR, nach PPA beläuft es sich auf 33,8 Mio. EUR. Die Abschreibung der im Zuge der PPA aktivierten Vermögensgegenstände bewirkt damit im vorliegenden Quartalsabschluss eine Minderung des operativen Ergebnisses der Division Edelstahl um rund 90 Mio. EUR. Die EBITDA-Marge liegt vor PPA bei 15,3 %, nach PPA bei 12,0 %; die Werte für die EBIT-Marge belaufen sich auf 12,2 % vor PPA bzw. 3,3 % nach PPA.

In der folgenden Grafik ist die Ergebnisauswirkung der PPA auf die einzelnen Geschäftsjahre dargestellt (wobei es sich für die Zukunft um voraussichtliche Werte handelt). Auf Grund des Wegfalls der kurzfristigen Effekte im Bereich der Vorräte und des Auftragsbestandes ergibt sich ab dem Geschäftsjahr 2009/10 nur mehr im Bereich des EBITs eine im Übrigen deutlich degressive Ergebnisbeeinflussung.

EBIT- und EBITDA-Auswirkungen der PPA



Mio. EUR
350
132
225
33
116
67
45
24
2
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
EBIT
EBITDA

Division Bahnsysteme

Mio. EUR	1 Q 2007/08 01.04.– 30.06.2007	1 Q 2008/09 01.04.– 30.06.2008	Veränderung in %
Umsatzerlöse	585,5	630,7	7,7
EBITDA	115,1	112,8	-2,0
EBITDA-Marge (in %)	19,7	17,9	
EBIT	93,7	90,7	-3,2
EBIT-Marge (in %)	16,0	14,4	
Mitarbeiter (ohne Lehrlinge)	7.656	8.023	4,8

Der Geschäftsverlauf der *Division Bahnsysteme* war im 1. Quartal durch ein sehr gutes Marktumfeld vor allem in den Segmenten Schienen und Draht sowie bei Stahl-Halbfertigprodukten (Knüppel, Blooms) geprägt. Vor diesem Hintergrund konnte die Division an das All-Time-High-Ergebnis des 1. Quartals des Vorjahres weitgehend anschließen.

Die neuerliche Steigerung der Umsatzerlöse um 7,7 % von 585,5 Mio. EUR auf 630,7 Mio. EUR gegenüber dem 1. Quartal des Vorjahres spiegelt überwiegend die bereits an den Markt weitergegebenen Rohstoffkostensteigerungen wider. Sowohl in den Segmenten Schiene und Weiche als auch bei den Nahtlosrohren ist zum Teil jedoch nur eine zeitversetzte Weitergabe möglich. Obwohl damit die Rohstoffkostensteigerungen noch nicht zur Gänze eingepreist werden konnten, erreichte das EBITDA mit 112,8 Mio. EUR neuerlich fast den Rekordwert des Vorjahres von 115,1 Mio. EUR. Der nur geringfügige Rückgang um 2,0 % zeigt auch die hohe Effizienz des sehr erfolgreichen, seit Jahren laufenden ständigen Verbesserungsprozesses („CIP“). Auch das EBIT verzeichnete nur einen minimalen Rückgang um 3,2 % von 93,7 Mio. EUR auf 90,7 Mio. EUR. Die EBITDA- und EBIT-Marge reduzierten sich geringfügig von 19,7 % auf 17,9 % bzw. von 16,0 % auf 14,4 %.

Division Profilform

Mio. EUR	1 Q 2007/08 01.04.–30.06.2007	1 Q 2008/09 01.04.–30.06.2008	Veränderung in %
Umsatzerlöse	280,6	341,2	21,6
EBITDA	44,6	57,3	28,5
EBITDA-Marge (in %)	15,9	16,8	
EBIT	38,1	49,4	29,7
EBIT-Marge (in %)	13,6	14,5	
Mitarbeiter (ohne Lehrlinge)	3.343	3.839	14,8

In der *Division Profilform* hielt das günstige Konjunktur- und Marktumfeld des vergangenen Geschäftsjahres auch im 1. Quartal 2008/09 unvermindert an. Die Nachfrage aus allen Abnehmersegmenten der Division blieb im gesamten kontinentaleuropäischen Raum einschließlich Zentral- und Osteuropas auf stabil hohem Niveau. In branchenmäßiger Hinsicht besonders hervorzuheben sind die Land- und Baumaschinenindustrie – nicht nur in Europa, sondern auch in Nordamerika – sowie der europäische Nutzfahrzeugbau.

Starke Nachfrageimpulse kamen darüber hinaus aus den Bereichen Solarenergie (insbesondere in Südeuropa) sowie Bau, Infrastruktur, Lagertechnik und Logistik (vor allem in Osteuropa und Russland). In Brasilien profitierte die im vergangenen Geschäftsjahr akquirierte Tochtergesellschaft Meincol Distribuidora de Aços S.A. von einem anhaltend positiven Konjunkturumfeld.

Ungünstig entwickelte sich hingegen die Bauindustrie in Großbritannien, die unter den Folgen eines Konjunktureinbruches im Immobilienbereich leidet.

Das anhaltend gute Marktumfeld ermöglichte der Division Profilform im 1. Quartal 2008/09 bei Umsatz und Ergebnis eine weitere deutliche Verbesserung gegenüber dem Vorjahr. Die Umsatzerlöse stiegen um 21,6 % von 280,6 Mio. EUR auf 341,2 Mio. EUR (darin enthalten ist im Vergleich zum 1. Quartal des Vorjahres ein akquisitionsbedingter Mehrumsatz von rund 40 Mio. EUR aus der Konsolidierung der im Jahresverlauf übernommenen Gesellschaften in den USA und Brasilien).

Noch markanter fiel die Erhöhung des EBITDA und EBIT mit einer Steigerung um 28,5 % von 44,6 Mio. EUR auf 57,3 Mio. EUR bzw. um 29,7 % von 38,1 Mio. EUR auf 49,4 Mio. EUR aus. Die EBITDA- und EBIT-Marge verbesserte sich demnach gegenüber dem Vorjahr von 15,9 % auf 16,8 % bzw. von 13,6 % auf 14,5 %. Ein wesentlicher Grund dafür war der Umstand, dass die weiter gestiegenen Vormaterialpreise auf Grund des insgesamt guten Konjunkturumfeldes erneut an den Markt weitergegeben werden konnten.

Division Automotive[1]

Mio. EUR	1 Q 2007/08 01.04.– 30.06.2007	1 Q 2008/09 01.04.– 30.06.2008	Veränderung in %
Umsatzerlöse	230,6	259,2	12,4
EBITDA	28,0	30,4	8,6
EBITDA-Marge (in %)	12,1	11,7	
EBIT	13,4	17,6	31,3
EBIT-Marge (in %)	5,8	6,8	
Mitarbeiter (ohne Lehrlinge)	3.987	4.244	6,4

[1] Vorjahreswerte rückwirkend angepasst.

Das Umfeld der *Division Automotive* entwickelte sich im Vergleich zum Vorjahr mit einer im 1. Kalenderhalbjahr noch leicht gestiegenen europäischen Automobilproduktion grundsätzlich positiv. Dem stand allerdings die anhaltende Verteuerung des Vormaterials Stahl für die Zulieferindustrie gegenüber. Diese Preissteigerungen konnten auf Grund des wegen negativer Konjunkturerwartungen verschärften Kostendrucks seitens der Automobilhersteller nicht in vollem Umfang an den Markt weitergegeben werden.

Auf Grund der hohen Auftragseingänge im abgelaufenen Geschäftsjahr verzeichneten fast alle Segmente der Division im 1. Quartal 2008/09 im Vergleich zum Vorjahr deutlich gestiegene Umsätze. Besonders hervorzuheben sind dabei qualitativ anspruchsvolle Strukturkomponenten sowie der Ersatzteilmarkt für Großpressteile.

Die Umsatzerlöse der Division erhöhten sich vor diesem Hintergrund um 12,4 % von 230,6 Mio. EUR auf 259,2 Mio. EUR. Das EBITDA erreichte mit 30,4 Mio. EUR einen neuen Höchststand und konnte den Vorjahreswert (28,0 Mio. EUR) um 8,6 % übertreffen. Ebenso verbesserte sich das operative Ergebnis von 13,4 Mio. EUR auf einen neuen Quartals-Rekordwert von 17,6 Mio. EUR. Diese EBIT-Steigerung um 31,3 % resultiert zum einen aus der konsequenten Portfoliostraffung in den vergangenen Jahren sowie zum anderen aus umfassenden Kostenoptimierungsmaßnahmen in allen Bereichen. Mit einer EBIT-Marge von 6,8 % wurde der Vergleichswert des letzten Jahres (5,8 %) deutlich übertroffen.

Geschäftsbeziehungen mit nahestehenden Unternehmen oder Personen

Der Kreis der nahestehenden Unternehmen und Personen gemäß § 95 Abs. 5 Z 12 AktG blieb gegenüber dem letzten Jahresabschluss im Wesentlichen unverändert.

Investitionen

Die *Investitionen des voestalpine-Konzerns* lagen im 1. Quartal 2008/09 bei 202,2 Mio. EUR. Der Vergleichswert des Vorjahres (2.291,3 Mrd. EUR) ist insoferne wenig aussagekräftig, als er den Aufwand für den Erwerb der Mehrheit an der BÖHLER-UDDEHOLM AG enthält (zum aktuellen Status der Akquisition bzw. des Squeeze-out-Verfahrens siehe Kapitel „Akquisitionen").

Mit 91,3 Mio. EUR (+35,1 % gegenüber 67,6 Mio. EUR im Vorjahr) entfiel nahezu die Hälfte aller Investitionen auf die *Division Stahl*. Die Schwerpunkte lagen dabei auf dem letzten Einzelprojekt des Investitionsprogramms „Linz 2010" – der Errichtung der Feuerverzinkungsanlage 5 – sowie auf der Umsetzung des Folgeprojekts „L 6 – Teil 1". Im Rahmen dieses Projekts erfolgen derzeit unter anderem die Erweiterung des unternehmenseigenen Kraftwerkes um einen zusätzlichen Block, der Bau einer neuen Stranggießanlage im Stahlwerk und eine weitere technologische Optimierung der Grobblechfertigung.

Im laufenden Geschäftsjahr wird auch in der *Division Edelstahl* ein weiteres, umfassendes Investitionsprogramm in Angriff genommen, für das insgesamt ein Volumen von rund 300 Mio. EUR vorgesehen ist. Im 1. Quartal beliefen sich die Investitionen dieser Division auf 53,6 Mio. EUR. Der Fokus liegt dabei auf der Kapazitätserweiterung der Freiformschmieden an den Standorten Kapfenberg (Österreich), Hagfors (Schweden), Sumaré (Brasilien) und Wetzlar (Deutschland). Zusätzlich wird auch die Umschmelzkapazität für Spezialwerkstoffe erhöht sowie die Produktionskapazität für Bandstahl ausgebaut.

Mit 34,9 Mio. EUR weist die *Division Bahnsysteme* für das 1. Quartal einen um 27 % geringeren Investitionsaufwand als in den ersten drei Monaten des Vorjahres (47,8 Mio. EUR) aus. Im Mittelpunkt standen dabei – wie schon in den Vorquartalen – die Errichtung des neuen Kraftwerksblockes zur Sicherstellung der vollständigen Energie-Eigenversorgung sowie die Realisierung eines umfassenden neuen Kühlwasserkonzepts. Beide Großprojekte werden planmäßig mit Ende des Jahres fertig gestellt.

In der *Division Profilform* befinden sich die auf den erhöhten Bedarf ausgerichteten Investitionen in Kapazitätserweiterungen an einer Reihe von Standorten plangemäß in Umsetzung. In den ersten drei Monaten stiegen die Investitionsaufwendungen um knapp 54,7 % von 7,5 Mio. EUR auf 11,6 Mio. EUR.

Der Schwerpunkt der Investitionstätigkeit in der *Division Automotive* lag nach wie vor auf der Inbetriebnahme von sechs neuen Pressen an verschiedenen Standorten, mit denen eine den Kundenbedürfnissen entsprechende, deutliche Erhöhung der Presskapazitäten für anspruchsvolle Strukturteile und Komponenten verbunden sein wird. Die Investitionen im 1. Quartal lagen mit 14,6 Mio. EUR deutlich unter dem

akquisitionsbedingt höheren Vorjahreswert von 41,9 Mio. EUR.

Akquisitionen

Nachdem der voestalpine-Konzern im Vorjahr mit der mehrheitlichen Übernahme der BÖHLER-UDDEHOLM AG die größte je erfolgte Akquisition eines österreichischen Unternehmens erfolgreich umgesetzt hat (zum laufenden Squeeze-out-Verfahren siehe in der Folge), stellen sich die akquisitorischen Aktivitäten im bisherigen Verlauf des Geschäftsjahres vergleichsweise gering dar.

Die beiden im 1. Quartal 2008/09 getätigten Akquisitionen betreffen jeweils die Division Bahnsysteme und zielen auf den weiteren Ausbau der Weichentechnologie des Konzerns ab. So wurde im Frühjahr das britische Unternehmen *Control & Display Systems Ltd. (CDS Rail)* zu 60 % übernommen, das auf Monitoring sowie Datenaufzeichnung und -übertragung von ortsgebundenen Anlagen auf Bahnstrecken spezialisiert ist. CDS Rail ist überwiegend in Großbritannien tätig, beschäftigt am Sitz in Südengland rund 20 Mitarbeiter und setzt jährlich umgerechnet etwa 6 Mio. EUR um. Die britische Gesellschaft ist eine strategisch wertvolle Ergänzung im technologisch sehr anspruchsvollen Weichen-Produktbereich „Hytronics", in dem die Aktivitäten bei elektronischen Überwachungsanlagen und hydraulischen Umstellsystemen des Bahnfahrweges zusammengefasst sind. Weiters konnte die Division Bahnsysteme am 18. April 2008 die mehrheitliche Übernahme des mexikanischen Weichenbauunternehmens DAMY Cambios de Vía, S.A. de C.V. abschließen und damit den Markteinstieg in Mittelamerika bekannt geben. Diese Akquisition wurde bereits im Geschäftsbericht 2007/08 dargestellt.

Weiters erfolgte ebenfalls im Segment Weiche die Gründung eines Joint Venture mit einer österreichischen Industriegruppe, an dem die Division Bahnsysteme 50,1 % hält. Das Gemeinschaftsunternehmen erleichtert über die Eigenfertigung von spezifischen Weichenbetonschwellen die „just in time"-Lieferung komplett vormontierter Weichensysteme aus einer Hand.

Status Squeeze-out-Verfahren BÖHLER-UDDEHOLM

Nach Überschreiten der Stimmrechtsschwelle von 90% bei der BÖHLER-UDDEHOLM AG im März 2008 hat die voestalpine AG die notwendigen Schritte für den Ausschluss der Minderheitsaktionäre nach dem Gesellschafterausschlussgesetz eingeleitet („Squeeze-out"). In der am 23. Juni 2008 abgehaltenen ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM AG wurde der Squeeze-out-Beschluss gefasst, der die Voraussetzung für die Übernahme sämtlicher BÖHLER-UDDEHOLM-Aktien durch die voestalpine AG darstellt. Gegen diesen Beschluss der Hauptversammlung der BÖHLER-UDDEHOLM AG hat die Convisor Consulting Ltd., eine auf den Turks and Caicos Islands registrierte Gesellschaft, eine Klage wegen Anfechtung und Nichtigkeit dieses Ausschlussbeschlusses beim Handelsgericht Wien eingebracht. Zur voraussichtlichen Dauer dieses Gerichtsverfahrens können aus heutiger Sicht noch keine Aussagen getroffen werden.

Voraussetzung für die Bezahlung des von der Hauptversammlung der BÖHLER-UDDEHOLM AG beschlossenen Abfindungsbetrages von EUR 70,26 je Aktie an

die Minderheitsaktionäre ist die Eintragung des Ausschlussbeschlusses in das Firmenbuch beim Handelsgericht Wien. Auf Grund der Anfechtungsklage der Convisor Consulting Ltd. hat nunmehr das zuständige Gericht zu entscheiden, ob eine Eintragung des Ausschlussbeschlusses in das Firmenbuch vor rechtskräftiger Entscheidung über diese Klage erfolgt oder nicht. Wie weit es zu einer Unterbrechung des Eintragungsverfahrens über den Squeeze-out kommt oder nicht, entscheidet das Firmenbuchgericht voraussichtlich im September 2008.

Devestitionen

Der bereits im Geschäftsbericht 2007/08 dargestellte Devestitionsprozess hinsichtlich jener Unternehmen, deren Verkauf im Zuge der Maßnahmen zur Portfoliooptimierung der Division Automotive im abgelaufenen Geschäftsjahr beschlossen wurde, verläuft plangemäß, das heißt, die Verkaufsverhandlungen bezüglich der betroffenen Unternehmen befinden sich in einem – naturgemäß – unterschiedlich weit fortgeschrittenen Stadium.

Mitarbeiter[1]

Zum 30. Juni 2008 beschäftigte der voestalpine-Konzern *42.088 Mitarbeiter* (ohne Lehrlinge). Dies entspricht einem – vor allem durch die erstmalige Konsolidierung der Division Edelstahl bedingten – Anstieg gegenüber dem Vorjahr (25.031) um 68,1 % bzw. 17.057 Beschäftigte.

Mit 22.350 Mitarbeitern ist der überwiegende Teil der Belegschaft (53,1 %) außerhalb Österreichs in 360 Produktions- und Vertriebsunternehmen auf allen Kontinenten beschäftigt. Der Belegschaftsstand der inländischen Konzerngesellschaften beläuft sich auf 19.738 Mitarbeiter (46,9 %).

Die voestalpine-Gruppe bildete mit 30. Juni weltweit 1.377 Lehrlinge aus, davon rund ein Drittel an internationalen Standorten. Der Anstieg gegenüber dem Vorjahr (861) um 59,9 % bzw. 516 Lehrlinge ist vorrangig durch den Erwerb der Division Edelstahl bedingt.

Umwelt

Im 1. Quartal des Geschäftsjahres 2008/09 standen nach wie vor die Themenbereiche CO_2/Klimaschutz und REACH (EU-weite Registrierung, Evaluierung, Autorisierung und Beschränkung von Chemikalien) im Fokus der Umweltaktivitäten des Konzerns.

Mit 1. Juni 2007 trat die EU-Verordnung zu *REACH* in Kraft, deren Auswirkungen bereits in den vorangegangenen Quartals- und Geschäftsberichten dargestellt wurden. Derzeit laufen die Vorbereitungen für die gemäß der Verordnung erforderliche Vorregistrierung von Stoffen; sie muss im Zeitraum von 1. Juni bis 1. Dezember 2008 erfolgen.

Im Jänner 2008 wurden die *Klimaschutzpläne* der EU-Kommission für die Zeit nach Ablauf des mit 2012 befristeten Kyoto-Pro-

[1] Vorjahreswerte rückwirkend angepasst.

tokolls veröffentlicht. Bis zur Beschlussfassung durch das Europäische Parlament besteht hier noch ein erheblicher Klärungsbedarf über die künftigen Regelungen für energieintensive Industrien. Im Zusammenhang mit dem vom voestalpine-Konzern favorisierten branchenweiten Benchmark-System, in dem sich die Zuteilung der CO_2-Freizertifikate am jeweils umweltfreundlichsten Unternehmen orientiert und Vorleistungen im Klimaschutz anerkannt werden, erarbeitet der europäische Branchenverband EUROFER einen entsprechenden Vorschlag. Dieser wird bis Herbst dieses Jahres fertig gestellt und soll als Basis für die Verhandlungen mit der Europäischen Kommission dienen.

Forschung und Entwicklung

Intern steht nach der bereits im vergangenen Geschäftsjahr weitgehend abgeschlossenen Integration von BÖHLER-UDDEHOLM in die Forschungsorganisation der voestalpine-Gruppe nun die konkrete Umsetzung *konzernaler F&E-Projekte* im Vordergrund. Intensive konzernweite Kooperationen bestehen etwa im Bereich von Prüf- und Simulationseinrichtungen, aber auch im Rahmen der Kompetenzzentren des österreichischen Förderprogramms COMET arbeiten mehrere Divisionen des Konzerns in den Bereichen Metallurgie, Werkstoffentwicklung und Mechatronik – zum Teil auch unter Einbindung von Partnern aus Wissenschaft und Industrie – eng zusammen.

Divisionsübergreifend werden aber auch neue Schweißverfahren verfolgt, so etwa im Projekt „Welding of high strength steels", welches das Know-how aller fünf Divisionen auf höchstem Anspruchsniveau verknüpft.

In enger Verbindung mit dem forcierten Wissensaustausch und der Kompetenzverknüpfung quer über alle Konzernbereiche stand auch die *„voestalpine Synergie-Plattform 2008"*, die im Juni zum Thema Füge- und Schweißtechnik am BÖHLER-UDDEHOLM-Standort Kapfenberg unter Beteiligung von über 100 Teilnehmern sowohl aus dem F&E-Bereich als auch der Produktion abgehalten wurde.

Um die *Vernetzung von Wissenschaft und Wirtschaft* als einen der wesentlichen Treiber für Innovationen weiter zu forcieren, wurde im 1. Quartal des Geschäftsjahres 2008/09 die bereits seit vielen Jahren bestehende strategische Partnerschaft zwischen der voestalpine Stahl GmbH und der Johannes Kepler Universität, Linz, ausgebaut. Das neue Zentrum für Oberflächen- und Nanoanalytik bündelt die Kompetenzen beider Partner und dient insbesondere der Entwicklung oberflächenveredelter Stähle auf höchstem Qualitätsniveau.

Wie auch bereits im abgelaufenen Geschäftsjahr bildeten die Bereiche Prozesstechnik sowie Entwicklung neuer Werkstoffe und Beschichtungen die operativen F&E-Schwerpunkte im Konzern. Neben der Ausrichtung auf konkrete kundenspezifische Produktinnovationen stehen in diesen Bereichen auch umweltrelevante Verbesserungen im Mittelpunkt der Entwicklungstätigkeit.

Ausblick

Der *voestalpine-Konzern* ist in den nächsten Monaten weiterhin durch eine stabile Vollauslastung in allen wesentlichen Geschäftsbereichen geprägt.

Darüber hinaus erscheint auch das aktuelle Erlösniveau jedenfalls bis zum Ende des Kalenderjahres in allen fünf Divisionen gut abgesichert; die *Division Stahl* wird auf Grund erfolgreicher Neuverhandlungen des überwiegenden Teiles der längerfristigen Verträge gegenüber dem 1. Quartal sogar leicht steigende Erlöse ausweisen.

Abgesehen von saisonalen Effekten während der Sommermonate erwartet auch die *Division Edelstahl* bis auf Weiteres ein Anhalten der Geschäftsentwicklung auf dem sehr guten Niveau der letzten Quartale.

Für die *Division Bahnsysteme* stellt sich die Situation ähnlich dar, allerdings wird dort das gänzliche Durchstellen der Rohstoffkostenerhöhungen des vergangenen Frühjahres an die Kunden in einzelnen Geschäftssegmenten erst im weiteren Verlauf des Geschäftsjahres möglich sein.

In ihren Kernmärkten (mit Ausnahme Großbritanniens) ebenfalls anhaltend dynamisch verläuft die Geschäftsentwicklung der *Division Profilform*, in der die rohstoffkostenbedingte Erhöhung der Stahlpreise zügig an den Markt weitergegeben werden konnte.

Die *Division Automotive* sieht trotz der stark gestiegenen Vormaterialpreise und des Kostendrucks seitens der Automobilindustrie ihr Ziel einer weiteren Ergebnisverbesserung gegenüber dem Vorjahr nicht in Frage gestellt.

Vor dem Hintergrund einer für den *voestalpine-Konzern* stabilen Entwicklung in den Divisionen Edelstahl, Bahnsysteme und Profilform sowie tendenziell steigenden Ergebnissen in den Divisionen Stahl und Automotive erscheint trotz einer gewissen Unsicherheit in Bezug auf die gesamtwirtschaftliche Entwicklung im letzten Quartal des Geschäftsjahres (1. Kalenderquartal 2009) das Wiedererreichen des Vorjahresergebnisses aus heutiger Sicht gut abgesichert.

Investor Relations

voestalpine AG im Vergleich zu internationalen Indizes



Veränderungen gegenüber Ultimo März 2008 in %
voestalpine
ATX
STOXX Index (Europa)
DJ Industrial Index
130
120
110
100
90
1. April 2008
30. Juni 2008

Kursverlauf der voestalpine-Aktie

Wie bereits in der 2. Hälfte des letzten Geschäftsjahres wurde die Entwicklung der internationalen Börsen auch im bisherigen Verlauf des Geschäftsjahres 2008/09 von massiven Inflations- und Rezessionsängsten geprägt. Die Bewertung der voestalpine-Aktie war davon nicht ausgenommen und spiegelt bereits seit Herbst 2007 weder die Fundamentaldaten des Konzerns noch seine mittelfristigen Wachstums- und Ergebnisperspektiven wider.

Im 1. Quartal des Geschäftsjahres konnte die voestalpine-Aktie zwar vorübergehend einen Kursanstieg um rund 18 % erzielen, diesen Trend im weiteren Verlauf jedoch auf Grund irrationaler Volatilität an den Börsen nicht behaupten.

Hauptversammlung beschloss Rekorddividende

Im Rahmen der 16. ordentlichen Hauptversammlung der voestalpine AG wurde am 2. Juli 2008 eine neue Rekorddividende in Höhe von 2,10 EUR je dividendenberechtigter Aktie beschlossen. Sie liegt damit fast um die Hälfte über dem Betrag des vergangenen Jahres (1,45 EUR je Aktie).

Die Hauptversammlung hat den Vorstand überdies zum Rückerwerb eigener Aktien im Ausmaß von höchstens 10 % des Grundkapitals der voestalpine AG ermächtigt.

Dabei handelt es sich im Wesentlichen um eine Erneuerung der bereits in den vergangenen Jahren erteilten Rückkaufermächtigungen, die unter anderem zur Bedienung von Mitarbeiterbeteiligungsprogrammen und des Stock-Option-Programms sowie der im Jahr 2005 begebenen Wandelanleihe herangezogen wurden bzw. werden.

Die Geltungsdauer der Rückkaufermächtigung beträgt 30 Monate. In diesem Zusammenhang wurde der Vorstand darüber hinaus grundsätzlich auch zur Einziehung eigener Aktien und somit zur Herabsetzung des Grundkapitals ermächtigt.

Wandelschuldverschreibung 2005

Im Rahmen der von der voestalpine AG im Juli 2005 begebenen Wandelschuldverschreibung haben zwischenzeitlich weitere Inhaber von der Ausübung ihres Wandlungsrechtes in voestalpine-Aktien Gebrauch gemacht. Diese Wandlungen wurden ausschließlich durch eigene Aktien bedient. Mit 2. Juli 2008 befanden sich nur noch 15,3 % der Wandelschuldverschreibung in Umlauf.

Übertragung eigener Aktien

Die voestalpine AG hat im Laufe des 1. Quartals 2008/09 im Rahmen des bestehenden Mitarbeiterbeteiligungsprogramms 944.915 Stück eigene Aktien (dies entspricht 0,58 % des Grundkapitals) an Mitarbeiter des Konzerns bzw. an die voestalpine-Arbeitnehmer-Privatstiftung übertragen.

Eigentümerstruktur

Der von den Mitarbeitern über ihre Stiftung gehaltene Anteil an der voestalpine AG beträgt nunmehr 11,3 %. Dies entspricht gegenüber dem im Geschäftsbericht 2007/08 ausgewiesenen Anteil (10,8 %) einem Anstieg um 0,5 Prozentpunkte. Abgesehen von einem leichten weiteren Rückgang der von amerikanischen Investoren gehaltenen Anteile als Folge der US-Kapitalmarktkrise – der durch ein entsprechend stärkeres Engagement aus anderen Ländern kompensiert wurde – trat im 1. Quartal 2008/09 keine nennenswerte Verschiebung der Beteiligungsverhältnisse ein. Sie stellen sich demnach indikativ derzeit wie folgt dar:

Beteiligungsstruktur

Am 1. Juli 2008 reduzierte die AXA S.A.-Gruppe, Paris, ihren bis dahin über 5 % liegenden Stimmrechtsanteil durch entsprechende Aktienverkäufe auf unter 5 %.



11,3 %
Mitarbeiter-stiftung
42,0 %
Österreich
2,0 %
Frankreich
2,0 %
Beneluxstaaten
3,2 %
Übrige Welt
14,5 %
Nordamerika
15,0 %
Großbritannien, Irland
5,0 %
Deutschland
5,0 %
Übriges Europa

Größte Einzelaktionäre

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG	> 15 %
Mitarbeiterstiftung	11,3 %
Oberbank AG	> 5 %

Informationen zur Aktie

Aktiennominale	298.756.264,42 EUR zerlegt in 164.439.033 Stückaktien
	Stand der Aktien im Eigenbesitz zum 30. Juni 2008: 2.311.930 Stk.
Aktiengattung	Stammaktien lautend auf Inhaber
Wertpapierkennnummer	93750 (Börse Wien)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Aktiengattung

Börsenhöchstkurs April 2008 bis Juni 2008	55,03 EUR
Börsentiefstkurs April 2008 bis Juni 2008	44,14 EUR
Kurs zum 30. Juni 2008	52,15 EUR
Börsenkapitalisierung zum 30. Juni 2008*	8.454.928.421,45 EUR

* Basis: Gesamtaktienanzahl abzüglich rückgekaufter Aktien.

Geschäftsjahr 2007/08

Gewinn/Aktie	4,69 EUR
Dividende/Aktie	2,1 EUR
Buchwert/Aktie	25,34 EUR

Terminvorschau 2008/09

Aktionärsbrief zum Verlauf des 1. Halbjahres 2008/09	20. November 2008
Aktionärsbrief zum Verlauf des 3. Quartals 2008/09	25. Februar 2009
Geschäftsbericht 2008/09	4. Juni 2009
Hauptversammlung	1. Juli 2009
Ex-Dividenden-Tag	6. Juli 2009
Dividenden-Zahltag	13. Juli 2009

Analysen über die voestalpine AG werden derzeit von folgenden Investmentbanken/Instituten erstellt:

▪ BHF-BANK, Frankfurt ▪ Citigroup, London ▪ Credit Suisse, London ▪ Deutsche Bank, Wien/London ▪ Erste Bank, Wien ▪ Exane BNP Paribas, Paris ▪ Goldman Sachs, London ▪ HSBC, London ▪ JP Morgan, London ▪ Morgan Stanley, London ▪ Nord LB, Hannover ▪ Raiffeisen Centrobank, Wien ▪ Sal. Oppenheim, Frankfurt ▪ Steubing AG, Frankfurt ▪ UBS, London ▪ UniCredit, Wien

voestalpine AG

Finanzdaten zum 30.06.2008

Nach International Financial Reporting Standards (IFRS)

Konzernbilanz

Aktiva

	31.03.2008	30.06.2008
A. Langfristige Vermögenswerte		
Sachanlagen	4.001,7	4.079,0
Firmenwert	1.403,4	1.403,8
Andere immaterielle Vermögenswerte	768,4	711,4
Anteile an assoziierten Unternehmen	108,0	99,9
Andere Finanzanlagen	103,7	106,9
Latente Steuern	393,2	390,0
	6.778,4	**6.791,0**
B. Kurzfristige Vermögenswerte		
Vorräte	3.011,1	3.240,1
Forderungen aus Lieferungen und Leistungen und sonstige Forderungen	2.232,8	2.505,5
Andere Finanzanlagen	247,6	243,6
Zahlungsmittel und Zahlungsmitteläquivalente	331,9	730,7
	5.823,4	**6.719,9**
Summe Aktiva	**12.601,8**	**13.510,9**

Mio. EUR

Passiva

	31.03.2008	30.06.2008
A. Eigenkapital		
Grundkapital	298,8	298,8
Kapitalrücklagen	470,6	393,9
Hybridkapital	992,1	992,4
Gewinnrücklagen und andere Rücklagen	2.273,9	2.694,8
Eigenkapital der Anteilseigner des Mutterunternehmens	**4.035,4**	**4.379,9**
Minderheitsanteile am Eigenkapital	253,9	257,5
	4.289,3	**4.637,4**
B. Langfristige Rückstellungen und Verbindlichkeiten		
Pensionen und andere Arbeitnehmerverpflichtungen	839,3	842,6
Rückstellungen	69,0	69,5
Latente Steuern	361,1	341,3
Finanzverbindlichkeiten	1.262,9	2.835,7
	2.532,3	**4.089,1**
C. Kurzfristige Rückstellungen und Verbindlichkeiten		
Rückstellungen	403,1	410,6
Steuerschulden	198,6	215,8
Finanzverbindlichkeiten	3.031,7	1.840,2
Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten	2.146,8	2.317,8
	5.780,2	**4.784,4**
Summe Passiva	**12.601,8**	**13.510,9**

Mio. EUR

Konzern-Gewinn- und Verlustrechnung

	01.04.–30.06.2007*	01.04.–30.06.2008
Umsatzerlöse	1.931,6	3.255,0
Umsatzkosten	–1.415,9	–2.476,0
Bruttoergebnis	**515,7**	**779,0**
Sonstige betriebliche Erträge	46,9	78,9
Vertriebskosten	–124,4	–265,6
Verwaltungskosten	–78,2	–143,1
Sonstige betriebliche Aufwendungen	–45,7	–91,5
Ergebnis der betrieblichen Tätigkeit (EBIT)	**314,3**	**357,7**
Ergebnisse von assoziierten Unternehmen	5,3	6,7
Finanzerträge	13,5	19,6
Finanzaufwendungen	–30,1	–81,2
Ergebnis vor Steuern (EBT)	**303,0**	**302,8**
Steuern vom Einkommen und vom Ertrag	–60,1	–61,6
Ergebnis der fortgeführten Geschäftsbereiche	**242,9**	**241,2**
Ergebnis des aufgegebenen Geschäftsbereichs	–0,8	–0,9
Ergebnis nach Steuern (Jahresüberschuss)	**242,1**	**240,3**
Zuzurechnen den:		
Anteilseignern des Mutterunternehmens	239,7	217,5
Minderheitsgesellschaftern	2,4	5,0
Vorgesehener Anteil Hybridkapitalbesitzer	0,0	17,8
Unverwässertes Ergebnis je Aktie der fortgeführten Geschäftsbereiche (EUR)	**1,56**	**1,36**
Verwässertes Ergebnis je Aktie der fortgeführten Geschäftsbereiche (EUR)	**1,45**	**1,33**

* Rückwirkend angepasst.

Mio. EUR

Konzern-Kapitalflussrechnung

	01.04.–30.06.2007	01.04.–30.06.2008
Betriebstätigkeit		
Ergebnis nach Steuern	242,1	240,3
Nicht zahlungswirksame Aufwendungen und Erträge	117,0	177,7
Veränderungen des Working Capital	-112,2	-293,3
Cashflow aus der Betriebstätigkeit	**246,9**	**124,7**
Cashflow aus der Investitionstätigkeit	**-2.447,0**	**-172,7**
Cashflow aus der Finanzierungstätigkeit	**1.948,3**	**453,3**
Verminderung/Erhöhung der Zahlungsmittel und Zahlungsmitteläquivalente	**-251,8**	**405,3**
Zahlungsmittel und Zahlungsmitteläquivalente, Periodenanfang	356,1	331,9
Veränderungen von Währungsdifferenzen	-0,1	-6,5
Zahlungsmittel und Zahlungsmitteläquivalente, Periodenende	**104,2**	**730,7**

Mio. EUR

Entwicklung des Konzerneigenkapitals

	01.04.–30.06.2007*	01.04.–30.06.2008
Eigenkapital zum 01.04.	**2.882,3**	**4.289,3**
Ergebnis nach Steuern	242,1	240,3
Dividendenausschüttung	-0,8	-2,2
Rückkauf/Verkauf von Eigenen Aktien	7,2	73,0
Zukauf Minderheitenanteile	0,0	-7,2
Währungsumrechnung	0,8	32,2
Hedge Accounting	1,1	11,4
Stock Options	2,9	3,0
Sonstige Veränderungen	-7,7	-2,4
Eigenkapital zum 30.06.	**3.127,9**	**4.637,4**

* Rückwirkend angepasst.

Mio. EUR

Erläuternde Anhangangaben

Der Konzernzwischenabschluss zum 30. Juni 2008 für das 1. Quartal des Geschäftsjahres 2008/09 der voestalpine AG wurde nach den Bestimmungen der International Financial Reporting Standards (IFRS), insbesondere des IAS 34 – Interim Financial Reporting, erstellt. Die für den Konzernabschluss des Geschäftsjahres 2007/08 geltenden Bilanzierungs- und Bewertungsgrundsätze wurden unverändert fortgeführt. Für Fragen zu den verwendeten Aufstellungsgrundsätzen wird auf den Konzernabschluss zum 31. März 2008 verwiesen, welcher die Basis für diesen Zwischenabschluss darstellt.

Der Konzernzwischenabschluss ist in Millionen Euro (= funktionale Währung des Mutterunternehmens) aufgestellt. Bei der Summierung von gerundeten Beträgen und Prozentangaben können durch Verwendung automatischer Rechenhilfen rundungsbedingte Rechendifferenzen auftreten. Die vergleichenden Angaben beziehen sich, sofern nicht anders angegeben, auf das 1. Quartal des Geschäftsjahres 2007/08 (Stichtag: 30. Juni 2007).

Der vorliegende Konzernzwischenabschluss wurde weder einer ordentlichen Abschlussprüfung noch einer prüferischen Durchsicht durch einen Wirtschaftsprüfer unterzogen.

Konsolidierungskreis/ Unternehmenserwerbe

Die Division Bahnsysteme hat am 18. April 2008 die Übernahme der Mehrheit an der DAMY Cambios de Vía, S.A. de C.V. bekannt gegeben. Die Akquisition dieses mexikanischen Unternehmens dient der Steigerung der Präsenz als Anbieter von Weichentechnologie auf dem lateinamerikanischen Markt.

Am 2. Mai 2008 wurde von der Division Bahnsysteme der Erwerb eines Anteils von 60 % an dem britischen Unternehmen Control & Display Systems Ltd. (CDS Rail) bekannt gegeben. Diese Akquisition dient dem Ausbau des Produktbereichs „Hydronics".

Die Auswirkung dieser Unternehmenserwerbe auf den Konzernabschluss ist unwesentlich. Der Konsolidierungskreis hat sich im Berichtszeitraum wie folgt entwickelt:

	Vollkonsolidierung	Quotenkonsolidierung	Equity-Methode
Stand am 01.04.2008	**322**	**3**	**14**
Änderung der Konsolidierungsmethode			
Zugänge	1		
Abgänge			
Umgründungen	–3		
Abgänge oder Veräußerung	–2		
Zugänge	2		
Stand am 30.06.2008	**320**	**3**	**14**
davon ausländische Gesellschaften	264	1	5

Auf der ordentliche Hauptversammlung der BÖHLER-UDDEHOLM AG am 23. Juni 2008 hat die voestalpine AG als Hauptgesellschafterin dieser Gesellschaft den Antrag gestellt, die Aktien aller anderen Aktionäre gemäß dem Gesellschafter-Ausschlussgesetz und gegen Gewährung einer angemessenen Barabfindung in Höhe von 70,26 EUR pro Stückaktie an sie als Hauptgesellschafterin zu übertragen („Squeeze-out"). Ein entsprechender Beschluss erfolgte auf der besagten Hauptversammlung mit der notwendigen Mehrheit von mehr als 90 % des abstimmenden Kapitals.

Erläuterung der Bilanz

Das Grundkapital der voestalpine AG betrug zum 30. Juni 2008 EUR 298.756.264,42 (31. März 2008: EUR 298.756.264,42) und war in 164.439.033 Stück Aktien zerlegt (31. März 2008: 164.439.033). In der Berichtsperiode wurden Wandelanleihen mit einem Nominale von 36,5 Mio. EUR mit zurückgekauften eigenen Aktien bedient. Zum Stichtag hielt die Gesellschaft 2.311.930 Stück eigene Aktien.

Die voestalpine AG hat am 16. Oktober 2007 eine gegenüber allen sonstigen Gläubigern nachrangige unbefristete Anleihe im Umfang von 1 Mrd. EUR mit einem Kupon von 7,125 % begeben, welcher bei Entfall der Dividende auch ausgesetzt werden kann. Nach sieben Jahren Laufzeit hat die voestalpine AG, nicht aber die Gläubiger, erstmalig die Möglichkeit zur Tilgung der Anleihe oder deren Fortsetzung zu einem höheren, aber variablen Zinssatz. Diese Hybridanleihe wurde gem. IAS 32 als Teil des Eigenkapitals ausgewiesen.

Der Großteil der Bridge-Finanzierung für den BÖHLER-UDDEHOLM Erwerb wurde im 1. Quartal 2008/09 längerfristig refinanziert.

Erläuterung der Gewinn- und Verlustrechnung

Der deutliche Anstieg der GuV-Positionen erklärt sich zu einem wesentlichen Teil aus der Tatsache, dass in der Vergleichsperiode des Vorjahres die BÖHLER UDDEHOLM AG und ihre Tochtergesellschaften noch nicht enthalten waren.

Auf Grund der Fair Value-Anpassungen im Rahmen der Kaufpreisallokation wird der Ergebnisbeitrag der Division Edelstahl wesentlich beeinträchtigt.

Erläuterung der Kapitalflussrechnung

In der Vergleichsperiode 01. April 2007 bis 30. Juni 2007 sind die Akquisitionskosten für den Mehrheitserwerb der BÖHLER-UDDEHOLM AG und ihrer Tochterunternehmen sowie deren Finanzierung enthalten.

Wichtige Ereignisse nach dem 30. Juni 2008

Im Rahmen der 16. ordentlichen Hauptversammlung der voestalpine AG am 2. Juli 2008

wurde auf Antrag des Vorstandes für das Geschäftsjahr 2007/08 eine Dividende von 2,10 EUR je dividendenberechtigter Aktie (2006/07: 1,45 EUR je Aktie) beschlossen.

Erklärung gemäß § 87 (1) Börsegesetz

Der Vorstand der voestalpine AG bestätigt nach bestem Wissen, dass der im Einklang mit den maßgebenden Rechnungslegungsstandards aufgestellte verkürzte Konzernzwischenabschluss ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Konzerns vermittelt und dass der Lagebericht zum 1. Quartal 2008/09 ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Konzerns bezüglich der wichtigen Ereignisse während der ersten drei Monate des Geschäftsjahres und ihrer Auswirkungen auf den verkürzten Konzernzwischenabschluss bezüglich der wesentlichen Risiken und Ungewissheiten in den restlichen neun Monaten des Geschäftsjahres und bezüglich der offengelegten wesentlichen Geschäfte mit nahestehenden Unternehmen und Personen vermittelt.

Linz, 27. August 2008

Der Vorstand

W. Eder F. Hirschmanner J. Mülner

R. Ottel C. J. Raidl W. Spreitzer

Impressum
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voestalpine-Straße 1
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